FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2019

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-232887 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Half Yearly Financial Report 2019

Santander UK plc

PART OF THE BANCO SANTANDER GROUP

Important information for readers

Santander UK plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Financial review section.

None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2019 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK plc

Half Yearly Financial Report 2019

Introduction	2
Financial review	4
Risk review	12
Financial statements	33
Other information for US investors	55

Santander UK plc	1

2019 Half Yearly Financial Report  |  Introduction

Introduction

The Company sets out in this report a fair review of its business and a description of its principal risks and uncertainties, including a balanced and comprehensive analysis of the development and performance of the business in the first half of the year and of its position at the end of the period.

Principal activities and business review

Santander UK plc (the Company) and its subsidiaries (collectively, Santander UK or the Santander UK group) is the ring-fenced bank of Santander UK Group Holdings plc group, serving all of its personal customers in the UK and the vast majority of its business customers. It offers a wide range of personal financial products and services.

Delivering on our purpose

Our purpose is to help people and businesses prosper. We aim to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities, with a culture that is Simple, Personal and Fair. Customer loyalty remains at the core of our strategy, while we transform the bank for improved returns.

Building customer loyalty

We are focused on building stronger customer relationships and a seamless customer experience. On a net promoter score basis (NPS)(1), we are ranked first in our peer group for business and corporate and top three amongst our peers for retail. During the first half of 2019, we helped 15,000 first time buyers purchase a home and 169,000 customers finance their cars.

We are strengthening our mortgage franchise through innovative launches, such as an online mortgage overpayments tool, as well as the introduction of 40-year mortgages to help more people buy their first home. We launched a new advertising campaign, which resulted in the highest monthly uplift in Ad Awareness according to YouGov research in June 2019. This is helping to drive improved brand awareness as well as an increased mortgage application pipeline.

This year we are proud to have been awarded Best Business Current Account Provider again, for the 17th year running, and Business Bank of the Year again, for the 5th year running, by Moneyfacts(2). We have opened 31,000 1I2I3 Business Current Accounts since launch in October 2018, with strong switcher levels. The 1I2I3 Business World proposition has also been strengthened through the launch of a 1I2I3 Fixed Term Bond in June 2019.

Digital acquisition and adoption is driving change in the organisation. Since the start of the year, we retained 60% of refinanced mortgage loans online. We also opened 46% of current accounts and 66% of credit cards through digital channels. We are continuing to develop our international proposition, supported by the 13 trade corridors we have established to date. We continue to utilise our access to global best practice and market leading solutions through Banco Santander.

Transforming our bank for improved returns

Earlier in the year, we outlined a significant restructure to make our branch network smaller and optimised for the future. We also announced plans to reshape our Corporate & Commercial Banking (CCB) business, with a continued focus on SME and mid-sized businesses, particularly those with international trade ambitions. Our multi-year transformation programme aims to simplify, digitise and automate the bank by focusing on our operating model, structures and productivity. We have already taken a number of decisive actions and plan to invest £400m by the end of 2021 with a 2-3 year payback. Over the medium-term, and subject to further strategic transformation opportunities, we expect to invest an additional £100m with a similar payback period.

We are prioritising growth in portfolios with attractive returns, such as mortgages and consumer (auto) finance as we aim to become a more focused and efficient bank. We will continue to leverage our relationship with our parent and to collaborate with the wider Banco Santander group on a number of initiatives including One Pay FX, Openbank and Asto. We have some exciting innovations in the pipeline, including improvements to customer service utilising Google Virtual Assistant, enhancing efficiency and customer experience.

Outlook

Given market perception that there is an increased likelihood of a ‘no deal’ outcome in October 2019, we continue to prepare for all potential outcomes. We expect income pressure to continue to impact our results, with the significant cost savings from our transformation programme largely offsetting this over the medium-term.

Our principal risks and uncertainties

Information on our principal risks and uncertainties is set out in the Risk review by type of risk. Except where noted, there has been no significant change to the description of these risks or key mitigating actions as set out in the 2018 Annual Report on Form 20-F (the 2018 Annual Report).

(1)	Net promoter score is defined in the ‘Glossary’ section of the Financial review.
(2)

Business Moneyfacts Awards are run by Moneyfacts Group, the independently owned and impartial provider of UK personal finance data. Business Moneyfacts Awards are highly coveted awards which are totally independent. The awards are presented annually for product excellence and outstanding service and cover products from across the range of financial services.

2	Santander UK plc

> Introduction

Key performance indicators

The directors of the Company’s parent, Santander UK Group Holdings plc, manage the operations of the Santander UK Group Holdings plc group (which includes the Santander UK plc group) on a business division basis. The Company’s Directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of the Company. As a result, key performance indicators are not set, monitored or managed at the Santander UK plc group level. The development and performance of the business of the Santander UK plc group is set out in the ‘Income statement review’ section of the Financial review.

Santander UK plc	3

Financial review

4	Santander UK plc

> Income statement review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to 30 June 2019 £m	Half year to 30 June 2018(2) £m
Net interest income	1,668	1,811
Non-interest income(1)	453	501
Total operating income	2,121	2,312
Operating expenses before credit impairment losses, provisions and charges	(1,257)	(1,283)
Credit impairment losses	(69)	(91)
Provisions for other liabilities and charges	(206)	(33)
Total operating credit impairment losses, provisions and charges	(275)	(124)
Profit before tax	589	905
Tax on profit	(170)	(233)
Profit after tax for the period	419	672

Attributable to:
Equity holders of the parent	410	660
Non-controlling interests	9	12
Profit after tax for the period	419	672

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)	Adjusted to reflect the amendment to IAS 12, as described in Note 1 to the Condensed Consolidated Interim Financial Statements.

A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.

H119 compared to H118

By income statement line item, the movements were:

–	Net interest income was down 8%, largely impacted by pressure from the mortgage back book and £2.1bn of SVR attrition (Q219: £0.5bn).

–	Non-interest income was down 10%, largely due to £63m of ring-fencing perimeter changes in CIB, partially offset by £15m additional consideration received in connection with the 2017 Vocalink sale. Following a change in accounting treatment of operating leases consumer (auto) finance income also increased.

–	Operating expenses before credit impairment losses, provisions and charges were down 2%, largely due to £41m of ring-fencing perimeter changes and £28m of Banking Reform costs from H118, as well as £13m of transformation costs this year.

We also incurred higher depreciation costs related to prior year investment projects and the change in accounting treatment of operating leases in consumer (auto) finance. These increases were partially offset by lower employee costs.

–	Credit impairment losses decreased 24%, with a release from a significant risk transfer (SRT) securitisation in June 2019 and single name charges in CIB which were not repeated this year. All portfolios continue to perform very well.

–	Provisions for other liabilities and charges were up £173m to £206m, with £100m of transformation programme charges (predominantly restructuring costs) in Corporate Centre and £70m PPI provision charge in Retail Banking.

–	Profit before tax was down 35% to £589m, for the reasons outlined above.

–	Tax on profit decreased £63m to £170m, as a result of lower taxable profits in H119, with PPI charges not tax deductible.

PPI provision charge

–	At 30 June 2019, the remaining provision for redress and related costs was £248m (2018: £246m). This includes a provision for PPI redress as well as our best estimate of liability for a specific portfolio which was disclosed in our 2018 Annual Report.

–	We made an additional provision of £70m in Q219 reflecting an increase in PPI claims volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

–	We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

Santander UK plc	5

2019 Half Yearly Financial Report  |  Financial review

PROFIT BEFORE TAX BY SEGMENT

The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date. For more, see Note 2 to the Condensed Consolidated Interim Financial Statements.

–	Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.
–	Corporate & Commercial Banking covers businesses with an annual turnover of £6.5m to £500m. Corporate & Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional CBCs and through telephony and digital channels.
–	Corporate & Investment Banking services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.
–	Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios, including Crown Dependencies. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

Half year to 30 June 2019	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,465	189	32	(18)	1,668
Non-interest income(1)	353	38	47	15	453
Total operating income/(expense)	1,818	227	79	(3)	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,011)	(138)	(83)	(25)	(1,257)
Credit impairment (losses)/releases	(63)	(9)	4	(1)	(69)
Provisions for other liabilities and charges	(95)	(1)	(11)	(99)	(206)
Total operating credit impairment losses, provisions and (charges)/releases	(158)	(10)	(7)	(100)	(275)
Profit/(loss) before tax	649	79	(11)	(128)	589

Half year to 30 June 2018(2)
Net interest income	1,565	202	33	11	1,811
Non-interest income(1)	304	40	115	42	501
Total operating income	1,869	242	148	53	2,312
Operating expenses before credit impairment losses, provisions and charges	(957)	(134)	(145)	(47)	(1,283)
Credit impairment (losses)/releases	(52)	(22)	(18)	1	(91)
Provisions for other liabilities and (charges)/releases	(34)	8	(2)	(5)	(33)
Total operating credit impairment losses, provisions and charges	(86)	(14)	(20)	(4)	(124)
Profit/(loss) before tax	826	94	(17)	2	905

(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)	Restated to reflect the resegmentation of our short term markets business to Corporate Centre as described in Note 2 to the Condensed Consolidated Interim Financial Statements.

H119 compared to H118

For Retail Banking, profit before tax was lower, largely impacted by pressure from the mortgage back book and £2.1bn of SVR attrition. Following a change in accounting treatment of operating leases, higher non-interest income was partially offset by higher operating expenses.

For Corporate & Commercial Banking, profit before tax was lower, largely due to the interest expense related to the 2018 SRT securitisations. Credit impairment losses decreased £13m, as a result of a release from the completion of the June 2019 SRT securitisation.

For Corporate & Investment Banking, profit before tax was lower largely reflecting the changes in the statutory perimeter, following the transfers of activities to Banco Santander London Branch as part of ring-fence implementation.

For Corporate Centre, loss before tax was largely due to transformation programme investment of £113m, as well as the impact of holding higher liquidity and lower yields on non-core assets. Following ring-fence implementation, some short-term markets activity is now accounted for in net interest income, rather than non-interest income.

6	Santander UK plc

> Balance sheet review

Balance sheet review

SUMMARISED CONSOLIDATED BALANCE SHEET

	30 June 2019 £bn	31 December 2018 £bn
Assets
Cash and balances at central banks	21,936	19,747
Financial assets at fair value through profit or loss	6,190	10,876
Financial assets at amortised cost	234,127	232,444
Financial assets at fair value through other comprehensive income	13,438	13,302
Interest in other entities	96	88
Property, plant and equipment	2,069	1,832
Retirement benefit assets	779	842
Tax, intangibles and other assets	5,892	4,241
Total assets	284,527	283,372
Liabilities
Financial liabilities at fair value through profit or loss	3,408	7,655
Financial liabilities at amortised cost	260,096	256,514
Retirement benefit obligations	252	114
Tax, other liabilities and provisions	4,707	3,180
Total liabilities	268,463	267,463
Equity
Total shareholders’ equity	15,905	15,758
Non-controlling interests	159	151
Total equity	16,064	15,909
Total liabilities and equity	284,527	283,372

A more detailed Consolidated Balance Sheet is contained in the Condensed Consolidated Interim Financial Statements.

30 June 2019 compared to 31 December 2018

Assets

Cash and balances at central banks

Cash and balances at central banks increased by 11% to £21,936m at 30 June 2019 (2018: £19,747m) due to higher balances with the Bank of England, partially offset by lower cash balances in the retail branches.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss decreased by 43% to £6,190m at 30 June 2019 (2018: £10,876m), mainly due to:

–	£2.1bn of senior tranches of credit linked notes, which were previously classified as other financial assets at fair value through profit or loss, are now presented on a net basis. For more information see Note 9 to the Condensed Consolidated Interim Financial Statements.
–	The maturity of non-trading reverse repurchase agreements held at FVTPL, which totalled £2.3bn at 31 December 2018.

Financial assets at amortised cost:

Financial assets at amortised cost increased by 1% to £234,127m at 30 June 2019 (2018: £232,444m), mainly due to:

–	Customer loans increased £0.7bn, with higher mortgage and consumer (auto) finance lending partially offset by a reduction in Corporate & Investment Banking and CRE exposures.
–	Reverse repurchase agreements – non trading increasing by £1.3bn, reflecting the classification of all non-trading reverse repurchase agreements at amortised cost in line with our ring-fenced model and as part of normal liquidity risk management.

These increases were partially offset by a decrease of £0.7bn in loans and advances to banks.

Property, plant and equipment

Property, plant and equipment increased by 13% to £2,069m at 30 June 2019 (2018: £1,832m) mainly due to the application of IFRS 16 with effect from 1 January 2019.

Retirement benefit assets

Retirement benefit assets decreased by 7% to £779m at 30 June 2019 (2018: £842m). This was mainly due to actuarial losses in the period driven by a fall in gilt yields and a narrowing of credit spreads, partially offset by asset growth mainly driven by the increase in gilt values.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 39% to £5,892m at 30 June 2019 (2018: £4,241m), mainly due to the settlement timings of financial transactions with payment agents in the normal course of business.

Santander UK plc	7

2019 Half Yearly Financial Report  |  Financial review

Liabilities

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss decreased by 55% to £3,408m at 30 June 2019 (2018: £7,655m), mainly due to:

–	£2.1bn of senior cash deposits, which were previously classified as other financial liabilities at fair value through profit or loss, are now presented on a net basis. For more information see Note 16 to the Condensed Consolidated Interim Financial Statements.
–	The maturity of non-trading repurchase agreements held at FVTPL, which totalled £2.1bn at 31 December 2018.

These decreases were partially offset by a small increase in the carrying value of derivative liabilities.

Financial liabilities at amortised cost

Financial liabilities at amortised cost increased by 1% to £260,096m at 30 June 2019 (2018: £256,514m). This was mainly due to the following:

–	Repurchase agreements – non trading increased by £3.9bn reflecting the classification of all non-trading repurchase agreements at amortised cost in line with our ring-fenced model and as part of normal liquidity risk management.
–	Customer deposits increased £2.4bn, driven by higher corporate deposits as well as increased savings and business banking deposits in Retail Banking.
–	Deposits by banks decreased by £0.7bn due to a reduction in the deposits placed with Banco Santander and lower balances held as cash collateral.
–	Debt securities in issue decreased by £2.1bn, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019 and €1bn in May 2019, as well as a senior unsecured issuance of $1bn in June 2019.

Retirement benefit obligations

Retirement benefit obligations increased by £138m to £252m at 30 June 2019 (2018: £114m). This was mainly due to actuarial losses in the period driven by a fall in gilt yields and a narrowing of credit spreads, partially offset by asset growth mainly driven by the increase in gilt values.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 48% to £4,707m at 30 June 2019 (2018: £3,180m) mainly due to the settlement timings of financial transactions with payment agents in the normal course of business.

Equity

Total shareholders’ equity

Total shareholders’ equity increased slightly by 1% to £15,905m at 30 June 2019 (2018: £15,758m). This net increase was principally due to retained profits for the period and increases in the fair value of effective cash flow hedges, partially offset by reductions in the defined benefit surplus and own credit adjustments.

8	Santander UK plc

> Balance sheet review

CUSTOMER BALANCES

Consolidated

	30 June 2019 £bn	31 December 2018 £bn
Customer loans	200.3	199.6
Other assets	84.2	83.8
Total assets	284.5	283.4
Customer deposits	169.7	167.3
Medium Term Funding (MTF)	46.9	48.9
Other liabilities	51.8	51.2
Total liabilities	268.4	267.4
Shareholders’ equity	15.9	15.8
Non-controlling interest	0.2	0.2
Total liabilities and equity	284.5	283.4

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.

30 June 2019 compared to 31 December 2018

–	Customer loans increased £0.7bn, with higher mortgage and consumer (auto) finance lending partially offset by a reduction in CIB and CRE exposures.
–	Customer deposits increased by £2.4bn, driven by higher corporate deposits, as well as increased savings and business banking deposits in Retail Banking.
–	The MTF balance decreased, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in February 2019 and €1bn in May 2019, as well as a senior unsecured issuance of $1bn in June 2019.

Retail Banking

	30 June 2019 £bn	31 December 2018 £bn
Mortgages	159.4	158.0
Business banking	1.8	1.8
Consumer (auto) finance	7.8	7.3
Other unsecured lending	5.6	5.7
Customer loans	174.6	172.8
Current accounts	67.8	68.4
Savings	57.0	56.0
Business banking accounts	12.1	11.9
Other retail products	5.9	5.8
Customer deposits	142.8	142.1

Corporate & Commercial Banking

	30 June 2019 £bn	31 December 2018 £bn
Trading businesses	11.6	11.5
Commercial Real Estate	5.8	6.2
Customer loans	17.4	17.7
Customer deposits	18.0	17.6

Corporate & Investment Banking

	30 June 2019 £bn	31 December 2018 £bn
Customer loans	4.1	4.6
Customer deposits	6.1	4.8

Corporate Centre

	30 June 2019 £bn	31 December 2018 £bn
Customer loans	4.2	4.5
– of which Social Housing	3.6	3.8
– of which non-core	0.6	0.7
Customer deposits	2.8	2.8

Santander UK plc	9

2019 Half Yearly Financial Report  |  Financial review

Capital

	30 June 2019 £bn	31 December 2018 £bn
Capital and leverage
Total qualifying regulatory capital	15.8	15.9
Total capital ratio	21.1%	20.3%
RWAs	74.7	78.5

(1)

Segmental RWAs for 2018 have been restated to reflect the transfer of our short term markets activity from CIB to Corporate Centre and the reallocation of an equity stake in a joint venture from Corporate Centre to Retail Banking.

Analysis of capital is included in the Capital risk section of the Risk review.

30 June 2019 compared to 31 December 2018

–	RWAs reduced largely as a result of the June 2019 SRT securitisation and lower lending in our corporate business as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking with lending growth in mortgages and consumer (auto) finance.
–	We take a prudent approach to risk and our calculation of RWAs uses through-the-cycle modelling of unexpected losses. As a result we have a higher mortgage RWA translation ratio than other large UK banks. Following implementation of planned PRA changes by 1 January 2021, RWA calculation models will have to use a hybrid of through-the-cycle and point-in-time assumptions and as a result we expect a significant decrease in our RWAs.

Liquidity

	30 June 2019 £bn	31 December 2018 £bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	155%	164%
LCR eligible liquidity pool	49.0	54.1

Analysis of liquidity is included in the Liquidity risk section of the Risk review.

30 June 2019 compared to 31 December 2018

–	We continue to maintain high levels of liquidity to ensure we are well prepared for potential Brexit uncertainty later in the year.
–	The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into ANTS as part of ring-fencing implementation.

Proposed changes to our operating companies’ structure

–	As part of ring-fencing implementation, Santander UK Group Holdings plc adopted a wide ring-fenced bank model with most of our operations within Santander UK plc, the ring-fenced bank. ANTS is outside the RFB and also holds wealth management businesses in the Crown Dependencies, which are not permitted within the ring-fence as they are located outside the UK.
–	To optimise our overall funding structure, Santander UK Group Holdings plc is considering the transfer of some RFB assets to ANTS to enable more efficient use of Crown Dependencies deposits.

10	Santander UK plc

> Balance sheet review

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2018 Annual Report. Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2018) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2018 Annual Report. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Glossary

Our glossary of industry and other main terms is included in the section ‘Other information for US investors’ in our 2018 Annual Report on Form 20-F.

The definition of Net Promoter Score is as follows:

Term	Definition
Net Promoter Score (NPS)	NPS measures customer experience and predicts business growth. This proven metric provides the core measurement for customer experience management programs and the loyalty of customers to a company.

Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 9,925 interviews made in twelve months ended 30 June 2019 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS - recommendation score is based on an 11 point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI. The NPS is based on a 11-point scale (%Top2 - %Bottom 7) across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2019, based on 13,803 interviews and compared against twelve months ended data for the period as indicated. The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS.

Santander UK plc	11

Risk review

12	Santander UK plc

> Risk governance

Risk overview

All our activities involve identifying, assessing, managing and reporting risks. Sound risk management is at the centre of our day-to-day activities. It benefits our business and our customers by helping to ensure balanced and responsible growth.

RISK TYPES

Our key risk types help us define the risks to which we are exposed. For key risk type definitions, see ‘How we define risk’ on page 53 of the 2018 Annual Report.

30 June 2019 compared to 31 December 2018

In H119, our top risks remained largely the same. The more notable movements in the top risks across the period related to the following:

-

Given the mitigating action we have undertaken, the risk associated with ‘Mitigating the impact of a low rate environment’ has been removed from our list of top risks. However, we continue to keep the situation under close review, especially given the heightened level of volatility experienced in market interest rates during the first half of the year.

-

We consider that a range of different Brexit scenarios remain possible, but that the risk of a ‘no deal’ Brexit is significant as evidenced by recent movements in market interest rates and sterling. Following the results of the EU elections in May 2019 and the subsequent resignation of the Prime Minister, the political uncertainty has increased further, with the focus now moving to the new Prime Minister’s Brexit strategy. Our Brexit planning approach remains unchanged, with a focus on remaining operationally ready, in the event that the UK leaves the EU without a deal. We have a Brexit Response Group which is our key forum for co-ordinating and escalating operational impacts, and which is designed for the business and support functions to take proactive steps where necessary. Oversight of key Brexit related matters is also provided by Senior Management Committee and the Board.

-

The Interest rate and Foreign Exchange hedging programs we have in place are designed to limit Income Statement volatility arising from short-term market movements, and give resilience to our business model. Our view of the longer-term outlook remains unchanged, although the economic uncertainty and the impact of rates remaining low, if prolonged over time, could impact our Net Interest Margin.

-	We successfully implemented our Ring-fencing programme in 2018. We have retained it as a top risk while we maintain focus on embedding ring-fencing culture throughout our governance and operations.
-	We have continued to build and strengthen our capital position through a combination of management actions and retained profits.

In H119, our emerging risks remained largely unchanged, with the exceptions of climate change, which we already recognise is a significant global issue and have been tracking through various emerging regulatory developments; and also developments in both the UK economy and the global geopolitical environment:

-

Climate change risk – reflecting the significant potential risks posed by climate change to the economy and to the financial system, in April 2019, the PRA became the first regulator in the world to publish supervisory expectations setting out how banks and insurance companies need to develop an enhanced approach to managing the financial risks from climate change. For 2019, our programme of work is focused on enhancing our understanding of the most material climate change related risk drivers of our business model, and producing an implementation plan to fully deliver the PRA’s expectations under Supervisory Statement 3/19. We are addressing climate change related risk issues through ongoing engagement across our business and support functions, co-ordinated and led by the Risk Division, and now intend to formally recognise it as an emerging risk.

-

Uncertain economic and geopolitical environment - In H119, the UK economy continued to grow in Q1, but indications from purchasing managers indices are that activity could have stayed flat or even contracted in Q2. It remains to be seen whether this is a temporary situation. Unemployment remains low and real wage growth remains firmly positive, which should continue to support both consumption and the economy. However, consumer and business surveys remain weak due to concerns over Brexit and the economy generally. Arrears remain at historically low levels, with good credit quality being maintained across our lending portfolios, supported by our prudent approach to lending. Some normalisation from these cyclically low levels could arise over the medium term, should the credit cycle reach a turning point. Outside of the UK, there are concerns that global economic growth could continue to slow, with trade tensions remaining elevated between the US and China. Geo-political risks are also high across a number of geographies, which could also have adverse implications for global growth.

Risk governance

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

30 June 2019 compared to 31 December 2018

There were no significant changes in our risk governance, including how we define risk and our key risk types, as described in the 2018 Annual Report. In H119, we also renamed ‘Strategic risk’ as ‘Strategic and Business risk’ to reflect that its scope includes the risk of underperformance against planned objectives.

Santander UK plc	13

2019 Half Yearly Financial Report  |  Risk review

Credit risk

Overview

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.

In this section we begin by reviewing the latest forward-looking information used in our Expected Credit Loss (ECL) assessments. We then analyse our credit risk profile and performance at a Santander UK group level followed by Retail Banking, which is covered separately from our other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre.

Key metrics Stage 3 ratio was broadly stable at 1.28% (2018: 1.29%). Loss allowances increased to £817m (2018: £807m). Average LTV of 64% (2018: 63%) on new mortgage lending.

Credit risk – Santander UK group level

Introduction

We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2018 Annual Report.

The segmental basis of presentation in this Half Yearly Financial Report has been changed, and the prior period restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. This reflects the run down or transfer to Banco Santander London Branch of the prohibited part of the business in 2018, as part of the transition to our ring-fenced model, with the remaining permitted business forming part of our liquidity risk management function. See Note 2 to the Condensed Consolidated Interim Financial Statements for more information.

We provide an update on the key changes to the inputs to our ECL model below.

Risk measurement and control

Key metrics

Following the introduction of IFRS 9 in 2018, the Stage 3 ratio became the main indicator of credit quality performance and replaces the NPL ratio which is no longer reported. The Stage 3 ratio is total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.

Recognising ECL

The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk (SICR) since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the likelihood of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights

For all our portfolios, except CIB, we use five forward-looking economic scenarios. They consist of a central base case, two upside scenarios and two downside scenarios. We use five scenarios to reflect a wide range of possible outcomes in the performance of the UK economy. For example, the Downside 2 scenario reflects the possibility of a recession occurring. We believe that our five scenarios, in particular Downside 1 and Downside 2, reflect the range of outcomes that Brexit may take, including a deal with a transition period or a no-deal Brexit. Our scenarios are also in line with a number of scenarios that have been produced by, for example, the Bank of England and its disruptive scenario, and other economic forecasters’ no deal scenarios. As such our scenarios and weights reflect the range of possible outcomes that the UK may face in H219 and beyond.

Base case for H119

–  Our base case assumes that the UK will negotiate an orderly exit with the EU that avoids a so-called‘cliff-edge’ event when the UK leaves the EU and that there will be a relatively smooth transition period.

–  The GDP forecast for 2019 was lowered in March 2019 to reflect the weak start to the year and continuing Brexit uncertainty, however, growth starts to slowly pick up after 2019 as Brexit uncertainty starts to wane and reverts back to the long run growth rate of 1.6% pa.

–  Unemployment continues its current trend over the forecast period, tightening labour markets further and pushing up average earnings growth. This growth along with inflation trending at the Bank of England target rate of 2%, result in positive real earnings growth.

–  Whilst the low value of sterling continues in 2019, it is expected to rally against the dollar once the withdrawal agreement on Brexit has been ratified, making exports less competitive. Even though the Brexit negotiations are likely to result in some increased trade costs between the EU and UK, these are not projected to significantly impact the downwards trend in the share of UK exports going to the EU.

– For Bank Rate forecast, the base case currently assumes a flat profile for the 5-year planning horizon.

–  In the medium-term, the forecast projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential, which is reflected in an average growth expectation of less than 2% pa.

–  In summary, the base case assumes that activity will continue to run at a sluggish pace as we move through 2019. CPI inflation is forecast to remain around the target rate and a positive increase in wage growth is predicted. Both of these will provide a boost to household spending power. However, the effect of limited business investment on growth will continue until the Brexit uncertainty starts to wane. Furthermore, with household savings ratios at or near historic lows and consumer credit growth slowing, consumer demand will be driven increasingly by the fundamentals of household income growth.

The key changes to the base case from 2018 to H119 are that GDP for 2019 is now 1.2% compared to 1.5%; unemployment is lower across all years of the forecast (on average 4.0% compared to 4.3%); house prices growth is lower for 2019 at 1% compared to 2%; and there are no interest rate increases planned over the period compared to increases of 0.25% in 2019, 2020 and 2022.

For details on our methodology to derive the scenarios we use in our ECL model and the weights we apply to them, see the ‘Multiple economic scenarios and probability weights’ section in the 2018 Annual Report.

14	Santander UK plc

> Credit Risk

The annual growth rates over the five year forecast for each of our scenarios at 30 June 2019 and 31 December 2018 were:

	Upside 2	Upside 1	Base case	Downside 1	Downside 2

30 June 2019%		%	%	%	%
House price index(1)	4.80	3.40	1.70	(2.20)	(8.70)
GDP(1)	2.60	2.20	1.80	0.70	1.00
Unemployment rate	1.90	3.00	4.00	6.50	7.80
Interest rate	0.75	0.75	0.75	2.00	2.25
31 December 2018
House price index(1)	3.40	2.30	2.00	(2.00)	(9.50)
GDP(1)	2.50	2.10	1.60	0.70	0.30
Unemployment rate	2.80	3.80	4.30	6.90	8.60
Interest rate	1.00	1.25	1.50	2.50	2.25

(1) Compound annual growth rate

The probability weights we applied to the scenarios at 30 June 2019 and 31 December 2018 were:

	Upside 2	Upside 1	Base case	Downside 1	Downside 2

Probability weights	%	%	%	%	%
30 June 2019	5	15	40	30	10
31 December 2018	5	15	40	30	10

CIB portfolio
The average global annual growth rates over the four year forecast for each of the scenarios for our CIB portfolio at 30 June 2019 and 31 December 2018 were:

			Upside	Base case	Downside

GDP assumption			%	%	%
30 June 2019			3.8	3.5	3.0
31 December 2018			4.2	3.6	2.7

The probability weights we applied to the scenarios for our CIB portfolio at 30 June 2019 and 31 December 2018 were:

			Upside	Base case	Downside

Probability weights			%	%	%
30 June 2019			30	40	30
31 December 2018			20	60	20

Significant Increase in Credit Risk

There have been no changes to the way that we measure SICR as described in the 2018 Annual Report, except that we changed the absolute thresholds for unsecured personal loans and Corporate & Commercial Banking exposures to be calculated on an annualised basis to bring them into line with our other portfolios.

Management judgement applied in calculating ECL

IFRS 9 recognises that expert management judgement is an essential part of calculating ECL. Specifically, where the historical information that we use in our models does not reflect current or future expected conditions or the data we have does not cover a sufficient period or is not robust enough. We discussed what we consider to be the significant management judgements in calculating ECL in the 2018 Annual Report, which are:

–	Definition of default
–	Forward-looking multiple economic scenarios
–	Probability weights
–	SICR thresholds
–	Post Model Adjustments

Post Model Adjustments (PMAs)

The most significant PMAs that we applied at 30 June 2019 and 31 December 2018 were:

	30 June	31 December

	2019	2018

PMAs	£m	£m
Interest-only maturity default risk	51	69
Buy-to-Let (BTL)	18	20
Long-term indeterminate arrears	20	23
Temporary economics	22	-

In addition to updating the PMAs we applied in 2018, in H119 we applied a temporary economics PMA of £22m. In June 2019, management updated the economic scenarios for Q2 2019, which resulted in a release of ECL, mainly arising from changes to Base Rate/Libor, unemployment and HPI. While the risks facing the UK macro economy are materially unchanged and our scenarios capture a plausible range of possible loss distributions under alternative economic conditions, uncertainty around the outcome of Brexit and its effect on the UK macro environment continues. Management therefore applied a temporary PMA of £22m to defer the impacts in full for the Q2 2019 changes in assumptions on Base Rate/Libor and unemployment, and partially for HPI.

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2019 Half Yearly Financial Report  |  Risk review

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Credit performance

The customer loans in the tables below and in the rest of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that customer loans exclude interest we have accrued but not charged to customers’ accounts yet.

		Stage 3	Stage 3

	Customer	drawn	undrawn	Stage 3	Gross write–	Loss

	loans	exposure(1)(2)	exposure	ratio(3)	offs	allowances

30 June 2019	£bn	£m	£m	%	£m	£m
Retail Banking:	174.6	2,156	42	1.26	96	584
– of which mortgages	159.4	1,922	15	1.22	6	214
Corporate & Commercial Banking	17.4	300	26	1.87	4	205
Corporate & Investment Banking	4.1	–	26	0.63	–	16
Corporate Centre	4.2	14	–	0.33	1	12
	200.3	2,470	94	1.28	101	817

31 December 2018
Retail Banking:	172.8	2,211	43	1.30	182	594
– of which mortgages	158.0	1,982	17	1.27	18	237
Corporate & Commercial Banking	17.7	264	12	1.56	97	182
Corporate & Investment Banking	4.6	–	26	0.56	252	18
Corporate Centre	4.5	16	–	0.36	3	13
	199.6	2,491	81	1.29	534	807

Of which: Corporate lending
30 June 2019	23.3	394	53	1.92	13	274
31 December 2018	24.1	353	38	1.62	364	253

(1)	We define Stage 3 in the ‘Credit risk – Santander UK group level’ section.
(2)	Interest on Stage 3 exposures is derecognised in line with the requirements of IFRS 9.
(3)	Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.

Corporate lending comprises the business banking portfolio in our Retail Banking segment, and our Corporate & Commercial Banking and Corporate & Investment Banking segments.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other business segments – credit risk review’ sections.

16	Santander UK plc

> Credit Risk

Credit quality

Total on-balance sheet exposures at 30 June 2019 comprised £200.3bn of customer loans, L&A to banks of £2.1bn, £29.6bn of sovereign assets measured at amortised cost, £13.4bn of assets measured at FVOCI and £22.0bn of cash and balances at central banks.

			Stage 2

	Average PD(1)	Stage 1	< 30 DPD	>30 DPD	Sub total	Stage 3	Total

30 June 2019%		£m	£m	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	0.50	162,180	9,383	871	10,254	2,156	174,590
– of which mortgages	0.44	148,203	8,450	814	9,264	1,922	159,389
Corporate & Commercial Banking	1.06	15,622	1,333	110	1,443	300	17,365
Corporate & Investment Banking	0.29	3,868	192	–	192	–	4,060
Corporate Centre	0.13	71,263	117	14	131	14	71,408
Total on-balance sheet		252,933	11,025	995	12,020	2,470	267,423
Off–balance sheet
Retail Banking(2)		25,283	173	–	173	42	25,498
– of which mortgages(2)		13,054	65	–	65	15	13,134
Corporate & Commercial Banking		5,333	184	–	184	26	5,543
Corporate & Investment Banking		10,451	202	–	202	26	10,679
Corporate Centre		1,186	–	–	–	–	1,186
Total off–balance sheet(3)		42,253	559	–	559	94	42,906
Total exposures		295,186	11,584	995	12,579	2,564	310,329

ECL
On-balance sheet
Retail Banking		86	212	34	246	224	556
– of which mortgages		9	90	13	103	98	210
Corporate & Commercial Banking		32	26	4	30	130	192
Corporate & Investment Banking		2	–	–	–	–	2
Corporate Centre		4	3	1	4	4	12
Total on-balance sheet		124	241	39	280	358	762
Off–balance sheet
Retail Banking		14	13	–	13	1	28
– of which mortgages		3	1	–	1	–	4
Corporate & Commercial Banking		6	5	–	5	2	13
Corporate & Investment Banking		3	2	–	2	9	14
Total off–balance sheet		23	20	–	20	12	55
Total ECL		147	261	39	300	370	817

Coverage ratio(4)		%	%	%	%	%	%
On-balance sheet
Retail Banking		0.1	2.3	3.9	2.4	10.4	0.3
– of which mortgages		–	1.1	1.6	1.1	5.1	0.1
Corporate & Commercial Banking		0.2	2.0	3.6	2.1	43.3	1.1
Corporate & Investment Banking		0.1	–	–	–	–	–
Corporate Centre		–	2.6	7.1	3.1	28.6	–
Total on-balance sheet		–	2.2	3.9	2.3	14.5	0.3
Off–balance sheet
Retail Banking		0.1	7.5	–	7.5	2.4	0.1
– of which mortgages		–	1.5	–	1.5	–	–
Corporate & Commercial Banking		0.1	2.7	–	2.7	7.7	0.2
Corporate & Investment Banking		–	1.0	–	1.0	34.6	0.1
Total off-balance sheet		0.1	3.6	–	3.6	12.8	0.1
Total coverage		–	2.3	3.9	2.4	14.4	0.3

(1)	Average PDs are 12-month, scenario-weighted PDs. Financial assets in default are excluded from the calculation, as they are allocated a 100% PD.
(2)	Off-balance sheet exposures include £7.2bn of retail mortgage offers in the pipeline.
(3)	Off-balance sheet amounts consist of contingent liabilities and commitments.
(4)	ECL as a percentage of the related exposure.

Stage 2 analysis

	30 June	31 December

	2019	2018

	£m	£m
Currently in arrears	995	960
Currently up–to–date:
– PD deterioration	7,929	8,509
– Other(1)	3,655	2,542
Total Stage 2	12,579	12,011

(1)	Mainly due to forbearance.

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2019 Half Yearly Financial Report  |  Risk review

Total on-balance sheet exposures at 31 December 2018 comprised £199.6bn of customer loans, L&A to banks of £2.8bn, £28.4bn of sovereign assets measured at amortised cost, £13.3bn of assets measured at FVOCI and £19.7bn cash and balances at central banks.

			Stage 2

31 December 2018	Average PD(1) %	Stage 1 £m	≤ 30 DPD £m	>30 DPD £m	Sub total £m	Stage 3 £m	Total £m
Exposures
On-balance sheet
Retail Banking	0.53	160,212	9,375	949	10,324	2,211	172,747
– of which mortgages	0.48	146,619	8,466	890	9,356	1,982	157,957
Corporate & Commercial Banking	0.92	16,394	1,044	–	1,044	264	17,702
Corporate & Investment Banking	0.36	4,535	78	–	78	–	4,613
Corporate Centre	0.14	68,535	120	11	131	15	68,681
Total on-balance sheet		249,676	10,617	960	11,577	2,490	263,743
Off–balance sheet
Retail Banking(2)		22,819	196	–	196	43	23,058
– of which mortgages(2)		11,120	76	–	76	17	11,213
Corporate & Commercial Banking		4,939	182	–	182	12	5,133
Corporate & Investment Banking		12,923	56	–	56	26	13,005
Corporate Centre		525	–	–	–	–	525
Total off–balance sheet(3)		41,206	434	–	434	81	41,721
Total exposures		290,882	11,051	960	12,011	2,571	305,464

ECL
On-balance sheet
Retail Banking		84	217	39	256	228	568
– of which mortgages		10	98	20	118	106	234
Corporate & Commercial Banking		31	26	–	26	111	168
Corporate & Investment Banking		1	1	–	1	–	2
Corporate Centre		5	3	–	3	5	13
Total on-balance sheet		121	247	39	286	344	751
Off–balance sheet
Retail Banking		12	13	–	13	1	26
– of which mortgages		2	1	–	1	–	3
Corporate & Commercial Banking		6	6	–	6	2	14
Corporate & Investment Banking		4	2	–	2	10	16
Total off–balance sheet		22	21	–	21	13	56
Total ECL		143	268	39	307	357	807

Coverage ratio(4)		%	%	%	%	%	%
On-balance sheet
Retail Banking		0.1	2.3	4.1	2.5	10.3	0.3
– of which mortgages		–	1.2	2.2	1.3	5.3	0.1
Corporate & Commercial Banking		0.2	2.5	–	2.5	42.0	0.9
Corporate & Investment Banking		–	1.3	–	1.3	–	–
Corporate Centre		–	2.5	–	2.3	33.3	–
Total on-balance sheet		–	2.3	4.1	2.5	13.8	0.3
Off–balance sheet
Retail Banking		0.1	6.6	–	6.6	2.3	0.1
– of which mortgages		–	1.3	–	1.3	–	–
Corporate & Commercial Banking		0.1	3.3	–	3.3	16.7	0.3
Corporate & Investment Banking		–	3.6	–	3.6	38.5	0.1
Total off–balance sheet		0.1	4.8	–	4.8	16.0	0.1
Total coverage		–	2.4	4.1	2.6	13.9	0.3

(1)

Average PDs are 12-month, scenario-weighted PDs. Weighted averages were determined using EAD for the first year. Financial assets in default are excluded from the calculation, as they are allocated a 100% PD.

(2)	Off-balance sheet exposures include £5.2bn of retail mortgage offers in the pipeline.
(3)	Off-balance sheet amounts consist of contingent liabilities and commitments.
(4)	ECL as a percentage of the related exposure.

30 June 2019 compared to 31 December 2018

Key movements in exposures and ECL in the period by Stage were:

–	The increase in Stage 1 exposures was largely driven by lending growth in the mortgage and Consumer Finance portfolios, with further growth coming from the reverse repos, and cash and balances at central banks held in Corporate Centre. Stage 1 ECLs increased to reflect this lending growth, with further increases coming from credit cards as economic scenarios were updated to reflect lower growth in the unsecured lending markets, although these were partially offset by the mortgage portfolio as average LTVs reduced.
–	Stage 2 exposures increased due to a small increase in single name corporate cases moving onto our Watchlist. Stage 2 ECLs reduced as more favourable forecasts of HPI, and LTV decreases resulted in lower expected losses in the mortgage portfolio.
–	Stage 3 exposures were broadly unchanged from 31 December 2018, as cures from the mortgage portfolio were offset by entries in Corporate & Commercial Banking. Stage 3 ECLs increased as the reduction in mortgage cures was more than offset by the ECLs on Stage 3 entries, and the reclassification of a few cases within Corporate & Commercial Banking to non-performing.

18	Santander UK plc

> Credit risk

Reconciliation of exposures, loss allowance and net carrying amounts

The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet

		Loss	Net carrying		Loss

	Exposures	allowance	amount	Exposures	allowance

30 June 2019	£m	£m	£m	£m	£m
Retail Banking	174,590	556	174,034	25,498	28
– of which mortgages	159,389	210	159,179	13,134	4
Corporate & Commercial Banking	17,365	192	17,173	5,543	13
Corporate & Investment Banking	4,060	2	4,058	10,679	14
Corporate Centre	71,408	12	71,396	1,186	–
Total exposures presented in Credit Quality tables	267,423	762	266,661	42,906	55
Other items(1)			2,840
Adjusted net carrying amount			269,501
Assets classified at FVTPL			6,190
Non–financial assets			8,836
Total assets per the Consolidated Balance Sheet at 30 June 2019			284,527

31 December 2018
Retail Banking	172,747	568	172,179	23,058	26
– of which mortgages	157,957	234	157,723	11,213	3
Corporate & Commercial Banking	17,702	168	17,534	5,133	14
Corporate & Investment Banking	4,613	2	4,611	13,005	16
Corporate Centre	68,681	13	68,668	525	–
Total exposures presented in Credit Quality tables	263,743	751	262,992	41,721	56
Other items(1)			2,501
Adjusted net carrying amount			265,493
Assets classified at FVTPL			10,876
Non–financial assets			7,003
Total assets per the Consolidated Balance Sheet at 31 December 2018			283,372

(1)	These assets carry low credit risk and therefore have an immaterial ECL.

Movement in total exposures and the corresponding ECL

The following table shows changes in total exposures subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level.

	Non–credit impaired				Credit impaired

	Stage 1 Subject to 12m ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total

	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	290,882	143	12,011	307	2,571	357	305,464	807
Change in economic scenarios(2)	–	2	–	(6)	–	(4)	–	(8)
Transfer to lifetime ECL (Stage 2)(3)	(3,290)	(10)	3,290	10	–	–	–	–
Transfer to credit impaired (Stage 3)(3)	(224)	(3)	(504)	(26)	728	29	–	–
Transfer to 12–month ECL (Stage 1)(3)	2,959	69	(2,959)	(69)	–	–	–	–
Transfer from credit impaired(3)	3	1	348	16	(351)	(17)	–	–
Transfers of financial instruments	(552)	57	175	(69)	377	12	–	–
Net ECL remeasurement on stage transfer(4)	–	(61)	–	75	–	66	–	80
New assets originated or purchased (5)	21,868	18	544	11	3	–	22,415	29
Other(6)	1,561	(1)	362	(9)	(73)	47	1,850	37
Assets derecognised – closed good(7)	(18,573)	(11)	(513)	(9)	(195)	(7)	(19,281)	(27)
Assets derecognised – written off(7)	–	–	–	–	(119)	(101)	(119)	(101)
At 30 June 2019	295,186	147	12,579	300	2,564	370	310,329	817
Net movement in the period	4,304	4	568	(7)	(7)	13	4,865	10

ECL charge/(release) to the Income Statement		4		(7)		114		111
Less: ECL relating to derecognised income		–		–		(4)		(4)
Less: Recoveries net of collection costs		–		–		(38)		(38)
Total ECL charge/(release) to the Income Statement		4		(7)		72		69

(1)	Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)

Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, changes to the scenarios themselves as well as changes in the probability weights from all other movements. The impact of changes in economics on exposure Stage allocations are shown within Transfers of financial instruments.

(3)

Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.

(4)	Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)

Exposures and ECL of facilities that did not exist at the start of the period, but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.

(6)

Residual movements on facilities that did not change Stage in the period, and which were neither acquired nor purchased in the period. Includes the impact of changes in risk parameters in the period, repayments, draw downs on accounts open at the start and end of the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.

(7)	Exposures and ECL for facilities that existed at the start of the period, but not at the end.

Santander UK plc	19

2019 Half Yearly Financial Report  |  Risk review

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a property, and offer additional borrowing (known as further advances) to existing mortgage customers.

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us.

	Stock				New business

	30 June 2019		31 December 2018		Half year to 30 June 2019		Half year to 30 June 2018

	£m	%	£m	%	£m	%	£m	%
Home movers	69,153	43	69,198	44	4,666	38	5,161	37
Remortgagers	51,259	32	51,272	32	3,940	32	5,351	38
First-time buyers	30,005	19	29,235	19	2,751	22	2,028	15
Buy-to-let	8,972	6	8,252	5	1,055	8	1,318	10
	159,389	100	157,957	100	12,412	100	13,858	100

As well as the new business in the table above, there were £15.0bn (H118: £14.2bn) of internal remortgages where we kept existing customers with maturing products on new mortgages. We also provided £0.7bn (H118: £0.7bn) of further advances and flexible mortgage drawdowns.

30 June 2019 compared to 31 December 2018

The borrower profile of stock remained broadly unchanged. The change in borrower profile of new business reflected product initiatives designed to help first-time buyers and changes to credit policy in H119 to increase the maximum loan term from 35 to 40 years. In H119, we helped 15,000 (H118: 11,700) first-time buyers purchase their new home with £2.8bn of gross lending (H118: £2.0bn).

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	30 June 2019		31 December 2018

	£m	%	£m	%
Fixed rate	119,880	75	115,178	73
Variable rate	23,241	15	24,396	15
Standard Variable Rate (SVR)	16,268	10	18,383	12
	159,389	100	157,957	100

30 June 2019 compared to 31 December 2018

In H119, we continued to see customer refinancing from SVR products into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

Geographical distribution

The geographical distribution of our mortgage asset stock was:

	Stock		New business

	30 June	31 December	30 June	31 December

	2019	2018	2019	2018

Region	£bn	£bn	£bn	£bn
London	39.8	39.0	3.3	7.1
Midlands and East Anglia	21.2	21.1	1.7	3.8
North	22.1	22.2	1.5	3.4
Northern Ireland	3.3	3.4	0.1	0.2
Scotland	6.7	6.7	0.5	1.0
South East excluding London	49.5	48.7	4.1	9.0
South West, Wales and other	16.8	16.9	1.2	2.8
	159.4	158.0	12.4	27.3

Average loan size for new business			£’000	£’000
South East including London			274	270
Rest of the UK			151	150
UK as a whole			206	203

30 June 2019 compared to 31 December 2018

The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East, in line with the distribution of the population across the UK. The loan-to-income multiple of mortgage lending during the period, representing average earnings of new business at inception, was 3.31 (2018: 3.24).

20	Santander UK plc

> Credit risk

Loan-to-value analysis

This table shows the LTV distribution for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2019			31 December 2018

		Of which:			Of which:

LTV	Stock	Stage 3 stock	New business	Stock	Stage 3 stock	New business

	%	%	%	%	%	%
Up to 50%	45	44	17	45	43	20
>50-75%	41	35	40	41	35	41
>75- 85%	9	8	22	9	8	22
>85-100%	4	6	21	4	7	17
>100%	1	7	–	1	7	–
	100	100	100	100	100	100
Collateral value of residential properties(1)	£159,242m	£1,850m	£12,411m	£157,787m	£1,904m	£27,274m

	%	%	%	%	%	%
Simple average(2) LTV (indexed)	42	43	64	42	43	63
Valuation weighted average(3) LTV (indexed)	40	38	60	39	38	59

(1)

Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation (where the collateral is higher than the loan). Includes collateral against loans in negative equity of £864m (2018: £969m).

(2)	Total of all LTV% divided by the total of all accounts.
(3)	Total of all loan values divided by the total of all valuations.

At 30 June 2019, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances reduced to £147m (2018: £170m).

In H119, the simple average LTV of mortgage total new lending in London was 60% (2018: 58%).

Credit performance

	30 June	31 December

	2019	2018

	£m	£m
Mortgage loans and advances to customers of which:	159,389	157,957
– Stage 1	148,203	146,619
– Stage 2	9,264	9,356
– Stage 3	1,922	1,982
Loss allowances(3)	214	237
Stage 2 ratio(1)	5.81%	5.92%
Stage 3 ratio(2)	1.22%	1.25%

(1)	Stage 2 exposures as a percentage of customer loans.
(2)	Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(3)	The ECL allowance is for both on and off–balance sheet exposures.

Movement in total exposures and the corresponding ECL

The following table shows changes in total exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 19 are also applicable to this table.

	Non-credit impaired				Credit impaired

	Stage 1		Stage 2		Stage 3

	Subject to 12-month ECL		Subject to lifetime ECL		Subject to lifetime ECL

	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL

Mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	157,739	12	9,432	119	1,999	106	169,170	237
Change in economic scenarios(2)	–	(5)	–	(8)	–	(4)	–	(17)
Transfer to lifetime ECL (Stage 2)(3)	(1,932)	(1)	1,932	1	–	–	–	–
Transfer to credit impaired (Stage 3)(3)	(111)	(1)	(382)	(8)	493	9	–	–
Transfer to 12-month ECL (Stage 1)(3)	2,237	21	(2,237)	(21)	–	–	–	–
Transfer from credit impaired(3)	1	–	322	10	(323)	(10)	–	–
Transfers of financial instruments	195	19	(365)	(18)	170	(1)	–	–
Net ECL remeasurement on stage transfer(4)	–	(20)	–	14	–	4	–	(2)
New assets originated or purchased (5)	12,733	3	417	4	–	–	13,150	7
Other(6)	(1,591)	4	198	(4)	(38)	5	(1,431)	5
Assets derecognised – closed good (7)	(7,819)	(1)	(353)	(3)	(184)	(6)	(8,356)	(10)
Assets derecognised – written off (7)	–	–	–	–	(10)	(6)	(10)	(6)
At 30 June 2019	161,257	12	9,329	104	1,937	98	172,523	214
Net movement in the period	3,518	–	(103)	(15)	(62)	(8)	3,353	(23)

Charge/(release) to the Income Statement		–		(15)		(2)		(17)
Less: Recoveries/ECL on derecognised income		–		(1)		(3)		(4)
Income statement charge/(release) for period		–		(16)		(5)		(21)

Loan modifications

Forbearance and other loan modifications

At 30 June 2019, there were £1.4bn (2018: £1.3bn) of mortgages on the balance sheet that we had forborne. At 30 June 2019, there were £4.5bn (2018: £4.5bn) of other mortgages on the balance sheet that we had modified since January 2008.

Santander UK plc	21

2019 Half Yearly Financial Report  |  Risk review

RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST

For a description of the types of mortgage that have higher risk or stand out for different reasons, see the ’Credit risk’ section of the Risk review of the 2018 Annual Report.

Credit performance

		Portfolio of particular interest(1)

			Part interest-

	Total	Interest-only	only, part repayment(2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio

30 June 2019	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	159,389	37,891	13,041	12,111	1,012	8,972	103,296
– Stage 1	148,203	33,037	11,749	10,951	669	8,334	98,738
– Stage 2	9,264	3,905	1,032	886	221	609	3,962
– Stage 3	1,922	949	260	274	122	29	596
Stage 3 ratio	1.22%	2.50%	1.99%	2.26%	12.06%	0.32%	0.58%
PIPs	34	14	7	3	15	1	8

31 December 2018
Mortgage portfolio	157,957	38,035	13,201	12,926	1,140	8,252	101,158
– Stage 1	146,619	33,001	11,824	11,558	740	7,906	96,767
– Stage 2	9,356	4,029	1,115	1,082	273	317	3,802
– Stage 3	1,982	1,005	262	286	127	29	589
Stage 3 ratio	1.27%	2.64%	1.98%	2.21%	11.14%	0.35%	0.58%
PIPs	25	12	5	3	8	–	7

(1)

Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.

(2)	Mortgage balance includes both the interest-only part of £9,674m (2018: £9,756m) and the non-interest-only part of the loan.
(3)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.

30 June 2019 compared to 31 December 2018

–	In H119, the value of interest-only loans together with part interest-only, part repayment and flexible loans reduced, reflecting our strategy to manage down the overall exposure to these lending profiles.
–	BTL mortgage balances increased £0.7bn to £9.0bn (2018: £8.3bn). We continue to focus our BTL book on non-professional landlords, as this segment is closely aligned with mortgages and accounts for the majority of the volume in the BTL market. In 2019, we completed 5,607 BTL mortgages (2018: 11,400), representing 8% of the value of our new business flow (2018: 9%), at an average LTV of 65% (2018: 62%).

22	Santander UK plc

> Credit risk

CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING

30 June 2019 compared to 31 December 2018

–	With a focus on increasing transactions and deepening customer relationships in our consumer (auto) finance business, this year we helped 169,000 customers finance their cars.
–	Consumer (auto) finance balances increased by £430m to £7,777m at 30 June 2019 (2018: £7,347m). In H119, Consumer (auto) finance gross lending was £2.0bn (H118: £1.9bn).
–	Other unsecured lending was broadly flat.
–	Forbearance levels were similar to last year, with balances at 30 June 2019 of £78m for other unsecured (2018: £80m).
–	At 30 June 2019, the average Consumer (auto) finance loan size was £14,200 (2018: £11,400). The average unsecured loan and credit card balances at 30 June 2019 were £9,100 (2018: £9,500) and £1,800 (2018: £1,500), respectively.
–	Consumer (auto) finance Stage 3 ratio was down by 3bps, largely due to an increase in total assets since 2018, with Stage 3 assets remaining flat. Credit quality remains good with continued low levels of write-offs of £17m in H119 (H118: £13m).

Credit performance

		Other unsecured

	Consumer	Personal	Credit		Total other	Total

	(auto) finance	loans	cards	Overdrafts	unsecured	£m

30 June 2019	£m	£m	£m	£m	£m
Loans and advances to customers of which:	7,777	2,177	2,901	544	5,622	13,399
– Stage 1	7,323	2,127	2,576	402	5,105	12,428
– Stage 2	411	28	276	117	421	832
– Stage 3	43	22	49	25	96	139
Loss allowances(2)	86	48	125	58	231	317

Stage 3 ratio(1)	0.55%				2.18%	1.23%
Gross write-offs in H119	17				65	82

31 December 2018
Loans and advances to customers of which:	7,347	2,182	2,865	593	5,640	12,987
– Stage 1	6,950	2,113	2,560	422	5,095	12,045
– Stage 2	354	48	256	144	448	802
– Stage 3	43	21	49	27	97	140
Loss allowances(2)	85	47	112	61	220	305

Stage 3 ratio(1)	0.58%				2.17%	1.27%
Gross write-offs in the year	24				125	149

(1)	Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures.
(2)	The ECL allowance is for both on and off–balance sheet exposures.

BUSINESS BANKING

30 June 2019 compared to 31 December 2018

– Business banking balances were flat and Stage 3 exposures increased slightly.

Credit performance

	30 June	31 December

	2019	2018

	£m	£m
Loans and advances to customers of which:	1,802	1,802
– Stage 1	1,549	1,548
– Stage 2	159	165
– Stage 3	94	89
Loss allowances(2)	53	53

Stage 3 ratio(1)	5.27%	4.99%
Gross write offs in H119/the year	9	15

(1)	Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures.
(2)	The ECL allowance is for both on and off–balance sheet exposures.

Santander UK plc	23

2019 Half Yearly Financial Report  |  Risk review

OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW

Committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section in the 2018 Annual report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade

30 June 2019	9	8	7	6	5	4	3 to 1	Other(1)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	1,124	3,693	778	2,091	8,747	5,290	1,060	30	22,813
Corporate & Investment Banking	–	3,046	4,566	5,353	711	84	26	–	13,786
Corporate Centre	37,510	9,886	1,651	237	31	209	43	329	49,896
Total	38,634	16,625	6,995	7,681	9,489	5,583	1,129	359	86,495
Of which:
Stage 1	38,634	16,625	6,968	7,426	8,891	4,495	590	343	83,972
Stage 2	–	–	27	255	590	1,046	220	16	2,154
Stage 3	–	–	–	–	8	42	319	–	369

31 December 2018
Corporate & Commercial Banking	680	3,899	204	2,047	10,313	5,274	941	36	23,394
Corporate & Investment Banking	12	3,187	5,535	6,361	888	3	78	–	16,064
Corporate Centre	35,111	10,301	1,873	347	35	137	126	357	48,287
Total	35,803	17,387	7,612	8,755	11,236	5,414	1,145	393	87,745
Of which:
Stage 1	35,803	17,387	7,612	8,682	10,788	4,772	521	377	85,942
Stage 2	–	–	–	73	448	635	318	16	1,490
Stage 3	–	–	–	–	–	7	306	–	313

(1) Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution

We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

		30 June 2019					31 December 2018

				Rest of					Rest of

	UK	Europe	US	World	Total	UK	Europe	US	World	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	22,743	69	–	1	22,813	23,319	74	–	1	23,394
Corporate & Investment Banking	11,595	2,160	4	27	13,786	13,080	2,752	124	108	16,064
Corporate Centre	36,984	4,593	1,074	7,245	49,896	35,023	4,819	1,281	7,164	48,287

30 June 2019 compared to 31 December 2018

In Corporate & Commercial Banking, committed exposures decreased slightly. Our CRE portfolio decreased by 6.6% as we continue to manage our exposure in line with proactive risk management policies. This was partially offset by a 3.5% increase in our Social Housing portfolio.

In CIB, committed exposures decreased by 14.2% mainly due to reductions in our Large Corporate portfolio driven by the transfer of exposures to Banco Santander London Branch. Credit quality remained stable. The portfolio profile remained short-term, reflecting the purpose of the holdings.

In Corporate Centre, committed exposures increased by 3.3% mainly driven by our Sovereign and Supranational portfolio as part of normal liquid asset portfolio management. Legacy Portfolios in run–off reduced by 13.5%. Social Housing exposures reduced by 3.7%.

24	Santander UK plc

> Credit risk

Credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section of the 2018 Annual Report). The table below shows the exposures we monitor, and those we classify as non–performing by portfolio at 30 June 2019 and 31 December 2018.

	Committed exposure

		Watchlist

	Fully	Enhanced	Proactive	Stage 3		Loss

	performing	monitoring	management	Exposure	Total(1)	allowances

30 June 2019	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	20,650	1,340	497	326	22,813	205
Corporate & Investment Banking	12,829	698	233	26	13,786	16
Corporate Centre	49,837	34	9	16	49,896	12
Total loss allowances						233

31 December 2018
Corporate & Commercial Banking	21,402	1,336	380	276	23,394	182
Corporate & Investment Banking	15,304	548	186	26	16,064	18
Corporate Centre	48,216	48	7	16	48,287	13
Total loss allowances						213

(1)	Includes committed facilities and derivatives.

30 June 2019 compared to 31 December 2018

In Corporate & Commercial Banking, in the SME and mid corporate portfolio and our CRE portfolio, Stage 3 exposures increased, largely due to underlying structural changes impacting some sectors. Exposures subject to enhanced monitoring were broadly unchanged.

In CIB, Large Corporate exposures subject to enhanced monitoring increased due to a small number of cases that were experiencing performance issues. However, Stage 3 exposures remained unchanged. Financial Institutions exposures are fully performing.

In Corporate Centre, Legacy Portfolios in run–off exposures subject to enhanced monitoring and proactive management remained stable, and Social Housing exposures subject to enhanced monitoring reduced. Stage 3 exposures were broadly unchanged.

PORTFOLIOS OF PARTICULAR INTEREST

Commercial Real Estate

In H119, there was a managed reduction in CRE lending of £0.4bn, with a focus on risk-weighted returns.

Santander UK plc	25

2019 Half Yearly Financial Report  |  Risk review

Market risk

Overview

Market risk comprises banking market risk and trading market risk.

Market risk management

In H119, there were no significant changes in the way we manage market risk as described in the 2018 Annual Report.

Market risk review

In this section, we analyse our key banking and trading market risk metrics.

Key metrics

Net Interest Margin (NIM) sensitivity to +50bps decreased to £187m and to -50bps decreased to £1m (2018: £207m and £(23)m)

Economic Value of Equity (EVE) sensitivity to +50bps decreased to £160m and to -50bps increased to £(216)m (2018: £162m and £(124)m)

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2019 and 31 December 2018.

	30 June 2019		31 December 2018

	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	187	1	207	(23)
EVE sensitivity	160	(216)	162	(124)

30 June 2019 compared to 31 December 2018

The movement in NIM sensitivities in H119 reflected the removal of ANTS exposures from the sensitivities following the implementation of our ring-fencing plans. The movement in EVE sensitivities in H119 was driven by more margin compression as a result of lower levels of the yield curve.

TRADING MARKET RISK REVIEW

VaR

This table and graph shows our Internal VaR for exposure to each of the main classes of risk for 30 June 2019 and 31 December 2018.

	Period-end exposure		Average exposure		Highest exposure		Lowest exposure

Trading instruments	30 June 2019 £m	31 December 2018 £m	30 June 2019 £m	31 December 2018 £m	30 June 2019 £m	31 December 2018 £m	30 June 2019 £m	31 December 2018 £m
Interest rate risks	0.2	0.5	0.5	1.4	0.6	3.9	0.1	0.2
Equity risks	–	–	–	0.2	0.1	0.6	–	–
Foreign exchange risks	0.2	0.1	0.2	0.3	0.3	0.9	–	–
Diversification offsets(1)	(0.2)	(0.2)	(0.3)	(0.5)	(0.4)	–	0.1	–
Total correlated one-day VaR	0.2	0.4	0.4	1.4	0.6	3.8	0.2	0.3

(1)

The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it.

30 June 2019 compared to 31 December 2018

At 30 June 2019, only a small amount of trading market risk from permitted products and permitted customers remained.

26	Santander UK plc

> Liquidity risk

Liquidity risk

Overview

Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.

Liquidity risk management

In H119, there were no significant changes in the way we manage liquidity risk as described in the 2018 Annual Report.

Liquidity risk review

In this section, we analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR), our Liquidity Risk Appetite (LRA) and our wholesale funding. We also provide details on asset encumbrance.

Key metrics RFB DoLSub LCR of 155% (2018: 164%) Wholesale funding with maturity <1 year £17.0bn (2018: £16.5bn) RFB DoLSub LCR eligible liquidity pool of £49.0bn (2018: £54.1bn)

LIQUIDITY RISK REVIEW

Prior to 1 January 2019, for the purpose of managing liquidity risk, Santander UK plc, ANTS and Cater Allen Limited formed the Domestic Liquidity Sub-group (DoLSub), which allowed the entities to collectively meet regulatory liquidity requirements. Each member of the DoLSub would support the others by transferring surplus liquidity in times of stress. With effect from 1 January 2019, and in accordance with our ring-fence structure, Santander UK plc was granted a new DoLSub permission (the RFB DoLSub), withdrawing ANTS from the previous DoLSub.

Liquidity Coverage Ratio

The tables below show our LCR and LRA at 30 June 2019 and 31 December 2018. The LCR at 30 June 2019 reflects the RFB DoLSub, and at 31 December 2018 reflects the previous DoLSub. The LRA data reflect the stress testing methodology in place at that time.

			LCR RFB DoLSub / LRA RFB

	LCR(1)		LRA(2)

	30 June 2019 £bn	31 December 2018 £bn	30 June 2019 £bn	31 December 2018 £bn
Eligible liquidity pool (liquidity value)	47.7	53.0	47.1	52.2
Net stress outflows	(30.7)	(32.4)	(31.8)	(32.1)
Surplus	17.0	20.6	15.3	20.1
Eligible liquidity pool as a percentage of anticipated net cash flows	155%	164%	148%	163%

(1)	For 30 June 2019, in accordance with our ring-fence structure, data is for the RFB DoLSub. For 31 December 2018, i.e. before the implementation of ring-fencing, data is for the previous DoLSub.
(2)	The LRA is calculated for the Santander UK plc group (RFB Group) and is a three-month Santander UK specific requirement.

30 June 2019 compared to 31 December 2018

We continue to maintain high levels of liquidity to ensure we are well prepared for further Brexit uncertainty later in the year. The RFB DolSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into ANTS in 2018, and ANTS’ removal from the DoLSub on 1 January 2019, as part of ring-fencing implementation.

Santander UK plc	27

2019 Half Yearly Financial Report  |  Risk review

OUR FUNDING STRATEGY AND STRUCTURE

Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

30 June 2019	≤ 1 month	>1 and ≤3 months	>3 and ≤6 months	>6 and ≤9 months	>9 and ≤12 months	Sub-total ≤ 1 year	>1 and ≤2 years	>2 and ≤5 years	>5 years £bn	Total £bn

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	1.5	5.4	1.7	8.6
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	–	0.2	0.3	–	–	0.5	–	1.3	1.0	2.8
	–	0.2	0.3	–	–	0.5	1.5	6.7	2.8	11.5
Other Santander UK plc
Deposits by banks	0.1	0.3	0.2	–	–	0.6	–	–	–	0.6
Certificates of deposit and commercial paper	1.3	2.5	2.3	0.3	0.1	6.5	–	–	–	6.5
Senior unsecured – public benchmark	–	0.6	–	2.2	–	2.8	4.7	2.8	0.8	11.1
– privately placed	–	0.3	–	0.9	–	1.2	1.2	0.2	0.4	3.0
Covered bonds	0.5	0.9	–	–	1.8	3.2	4.7	6.5	4.0	18.4
Securitisation and structured issuance(2)	0.3	0.5	0.6	0.2	0.2	1.8	0.8	2.3	–	4.9
Term Funding Scheme	–	–	–	–	–	–	7.5	3.3	–	10.8
Subordinated liabilities	–	–	–	–	–	–	–	0.9	1.3	2.2
	2.2	5.1	3.1	3.6	2.1	16.1	18.9	16.0	6.5	57.5
Other group entities
Securitisation and structured issuance(3)	–	0.1	0.1	0.1	0.1	0.4	0.4	0.7	–	1.5

Total at 30 June 2019	2.2	5.4	3.5	3.7	2.2	17.0	20.8	23.4	9.3	70.5
Of which:
– Secured	0.9	1.5	0.8	0.3	2.1	5.6	13.4	12.8	4.0	35.8
– Unsecured	1.3	3.9	2.7	3.4	0.1	11.4	7.4	10.6	5.3	34.7
	2.2	5.4	3.5	3.7	2.2	17.0	20.8	23.4	9.3	70.5

Total at 31 December 2018	3.1	6.8	3.0	2.7	0.9	16.5	15.9	30.1	10.3	72.8
Of which:
– Secured	0.8	0.7	0.7	1.7	0.5	4.4	8.5	18.3	4.0	35.2
– Unsecured	2.3	6.1	2.3	1.0	0.4	12.1	7.4	11.8	6.3	37.6

(1)

94% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.

(2)	Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

28	Santander UK plc

> Liquidity risk

Term issuance

In H119, our external term issuance (sterling equivalent) was:

	Sterling £bn	US Dollar £bn	Euro £bn	Total H119 £bn	Total H118 £bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	–	–	–	–	1.9
	–	–	–	–	1.9
Other Santander UK plc
Securitisations and other secured funding	–	–	–	–	1.0
Covered bonds	1.0	–	0.9	1.9	2.4
Senior unsecured – public benchmark	–	0.8	–	0.8	2.0
– privately placed	–	–	–	–	0.9
Term Funding Scheme (TFS)	–	–	–	–	2.3
	1.0	0.8	0.9	2.7	8.6

Total gross issuances	1.0	0.8	0.9	2.7	10.5

30 June 2019 compared to 31 December 2018

In H119, our total term funding was £2.7bn (H118: £10.5bn), all of which was medium-term issuance (H118: £8.2bn). The total consisted of £0.8bn of senior unsecured notes, and £1.9bn of covered bonds from Santander UK plc. Maturities in H119 were £5.4bn (H118: £4.0bn).

At 30 June 2019, 77% (2018: 77%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 36 months (2018: 37 months). The total drawdown outstanding from the TFS was £10.8bn (2018: £10.8bn) and the total drawdowns of UK Treasury Bills under the Funding for Lending Scheme were at £1.0bn (2018: £1.0bn).

Encumbrance

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.

We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages.

For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 11 and 24 to the Condensed Consolidated Interim Financial Statements.

30 June 2019 compared to 31 December 2018

Our level of encumbrance from external and internal issuance of mortgage securitisations and covered bonds increased slightly in H119 to £34.3bn (2018: £33.7bn), as planned. For more, see Note 11 to the Condensed Consolidated Interim Financial Statements.

Santander UK plc	29

2019 Half Yearly Financial Report  |  Risk review

Capital risk

Overview

Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.

Capital risk management

In H119, there were no significant changes in the way we manage capital risk as described in the 2018 Annual Report.

Capital risk review

In this section, we analyse our capital resources and key capital ratios including our RWAs.

Key metrics CET1 capital ratio of 13.9% (2018: 13.2%) Total qualifying regulatory capital decreased to £15.8bn (2018: £15.9bn)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as a member of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from our ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments. Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation for our capital disclosures is substantially the same as for our Consolidated Financial Statements. Following the implementation of our ring-fencing plans, with effect from 1 January 2019 Santander UK plc is now the head of the ring-fenced bank sub-group and is subject to regulatory capital and leverage rules.

CAPITAL RISK REVIEW

Key capital ratios

	30 June 2019%	31 December 2018%
CET1 capital ratio	13.9	13.2
AT1	2.3	2.2
Grandfathered Tier 1	0.7	0.8
Tier 2	4.2	4.1
Total capital ratio	21.1	20.3

The total subordination available to Santander UK plc bondholders was 21.1% (2018: 20.3%) of RWAs.

Regulatory capital resources
This table shows our qualifying regulatory capital.

	30 June 2019 £m	31 December 2018 £m
CET1 capital	10,394	10,374
AT1 capital	2,243	2,349
Tier 1 capital	12,637	12,723
Tier 2 capital	3,151	3,223
Total qualifying regulatory capital(1)	15,788	15,946

(1) Capital resources include a transitional IFRS 9 benefit at 30 June 2019 of £20m (2018: £21m).

Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2019 and 31 December 2018.

	30 June 2019 £bn	31 December 2018 £bn
Total RWAs	74.7	78.5

30	Santander UK plc

> Other key risks

Other key risks

Overview	Key metrics

Other key risks management

In H119, there were no significant changes in the way we manage and monitor other key risks, as described in the 2018 Annual Report.

Other key risks review

In this section, we discuss pension risk, conduct and regulatory risk, operational risk and financial crime risk.

Pension Funding Deficit at Risk was £1,450m (2018: £1,410m)

Funded defined benefit pension scheme accounting surplus was £566m (2018: £767m)

Conduct provision was £277m (2018: £276m)

12% increase in operational risk losses (exc. PPI)

£65m investment in financial crime enhancements planned for 2019, of which £35m has been spent in H119

PENSION RISK

30 June 2019 compared to 31 December 2018

We continue to focus on achieving the right balance between risk and reward, while minimising the impact on our capital and financial position. In H119, overall asset returns were positive with positive performance from all major asset classes. The Funding Deficit at Risk increased to £1,450m (2018: £1,410m). Our long-term objective is to reduce the risk of the Santander (UK) Group Pension Scheme (the Scheme) and eliminate the deficit on the funding basis. In H119, the CF Trustee continued to move away from pro-cyclical assets and increasing the allocation to alternative strategies. In H119, interest rate and inflation hedging levels were maintained.

Accounting position

In H119, the accounting surplus of the Scheme and other funded arrangements decreased, with sections in surplus of £779m at 30 June 2019 (2018: £842m) and sections in deficit of £213m (2018: £75m). The overall position was £566m surplus (2018: £767m surplus). There were also unfunded scheme liabilities of £39m at 30 June 2019 (2018: £39m). The deterioration in the overall position was mainly driven by a decrease in the discount rate over the year resulting from falling corporate bond yields which increased the value placed on liabilities. This was partially offset by the rise in overall asset values over the year.

For more on our pension schemes, including the current asset allocation, see Note 22 to the Condensed Consolidated Interim Financial Statements.

CONDUCT AND REGULATORY RISK

30 June 2019 compared to 31 December 2018

In H119, to ensure we fully consider customer impacts across our business, we continued to maintain a strong focus on robust oversight and control of the full customer journey. We maintain Compliance teams across all our key business divisions, and conduct and regulatory risk frameworks are in place across all business divisions that operate alongside our wider risk framework to identify, assess, manage and report conduct and regulatory risk.

In H119, we continued to build on our progress in 2018 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity. As part of this, we:

-	Assessed the views and new policy areas in the FCA’s 2019/20 Business Plan and built them into our three-year business planning activities
-	Continued to manage technological change and increased digitalisation in line with regulatory initiatives
-	Delivered change to meet the evolving regulatory landscape, including changes brought about by Second Payment Services Directive (PSD2) and Open Banking; General Data Protection Regulation; Banking Reform and implementing the Banking Reform compliance model; and the FCA High-cost Credit Review and Consumer Protection Agenda
-	Continued to prepare for the transition from LIBOR to risk-free rates at the end of 2021, including planning for customer communications and recognition of potential conduct risks, and
-	Developed specific conduct risk training to strengthen the business-wide I AM Risk training.

Following the launch of the Contingent Reimbursement Model, a voluntary code of good practice for dealing with authorised push payment fraud, we agreed along with seven other banks to a funding loan for no-blame cases. We continue to engage with the industry and authorities in developing the code.

Accounting position

The remaining provision for PPI redress and related costs was £248m at 30 June 2019. This includes a provision for PPI redress as well as our best estimate of liability for a specific portfolio which was disclosed in our 2018 Annual Report. Payments are being made in respect of the portfolio of complaints which were on hold pending further regulatory clarification at the end of 2018. We made an additional provision of £70m in Q219 reflecting an increase of claims volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019. We will continue to monitor our provision levels and take account of the impact of any further change in claims received and FCA guidance.

For more on our provisions, including sensitivities, see Note 21 to the Condensed Consolidated Interim Financial Statements.

Santander UK plc	31

2019 Half Yearly Financial Report  |  Risk review

OPERATIONAL RISK

30 June 2019 compared to 31 December 2018

Business, regulatory and legal change continues to gather pace and H119 saw a substantial review of our portfolio of change initiatives to re-focus, concentrate and re-prioritise scarce capital resources at the most pressing initiatives. The Open Banking Initiative and PSD2, both of which introduce further requirements during 2019, together bring significant opportunity for us to develop new products and services to enhance the ways customers use their data and pay for services. However, they also introduce a new layer of risk to both customers and Santander UK. We continued to carry out detailed operational risk assessments in relation to these initiatives, in order to identify, assess, manage and report the key risks involved. These regulatory requirements were added to by significant new initiatives such as the high cost of credit review and the migration of a certain segment of customers across to a new banking platform. As we must deliver new and innovative solutions to market faster than ever before, we recognise the need to manage the risks associated with change as a priority in our design processes. We have concentrated effort on further refining our Operational Risk Management identification and assessment methodologies to streamline, remove inefficiency, and focus on risk.

Change management also remains a key factor when we engage with our key outsourcing partners (Third Party Service Providers). The demand for innovative solutions and digital services brings additional risks, new technologies, widening spans of control across the supply chain, and cyber threats. To enable us to manage these challenges we continue to review our governance processes and introduce new systems solutions which provide data and focus on our supplier relationships and performance. This work will continue, develop and strengthen for the rest of 2019, aligned with the requirements of the EBA Outsourcing Guidelines due for implementation in September.

Cyber and information security also remains a top priority for us. We continue to invest to ensure we have the right skills and resources to manage cyber and information security risk effectively across all our lines of defence. Our comprehensive cyber transformation programme continues to enhance our capabilities and ensure we continue to deliver secure products and solutions for our customers and the communities that we serve. Whilst we continue to be subject to cyber-attack, we did not suffer any material cyber or information security events in H119 and we continue to actively participate in the Cyber Defence Alliance with industry peers to share cyber threat intelligence, expertise and experience to help identify common features of cyber-attacks and effective mitigation strategies.

Data Management is an increasingly important risk factor for Santander UK. We enable our programme of Digital Transformation by managing risk across three main areas: the quality of primary data, the consistency of derived data and the ability to meet regulatory requirements. We manage and report data risk at a number of levels across the business. To mitigate data risk we invested in a Santander UK Data Management Strategy to develop and mature our core data management systems and capabilities. This includes a data domain view across the business to establish data ownership and accountability; operational risk tools to identify and manage data quality; and a governance model overseen by the Board Risk Committee and the Board Audit Committee. The maturity of our Data Management Strategy will continue to be a specific focus to enable us to deliver our goal of becoming the Best Digital Bank through 2019.

The Bank of England, PRA and FCA published a joint discussion paper in 2018 to help financial firms evolve their approach to operational resilience. They expect firms to assume disruptive operational incidents will occur, and be able to demonstrate that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. We will improve our operational resilience by enhancing our operational risk framework and implementing a Board-approved strategy. This will be focused on defining our key business services; providing enriched management data; mapping our dependencies end-to-end; and setting, approving and testing the impact tolerances of our ability to provide those services to the absolute limit. In addition to regulatory compliance, this will achieve business and operational benefits through a programme of work in 2019 designed to embed operational resilience in our Digital Transformation programme as well as business-as-usual activities.

In H119, we saw a 12% increase in operational risk losses (excluding PPI). This was primarily driven by external fraud and reflects trends across the industry. We discuss developments with respect to PPI in the Conduct and regulatory risk section on the previous page.

We continue to enhance our anti-fraud measures to help protect our customers from fraud and scams. When compared with H118, the volume of Operational Risk Events has gradually risen, due mainly to the mandatory breach reporting requirements of PSD2 and GDPR. We have seen fewer events in relation to legacy system and processing issues. However, we have noted a rise in both events and losses prompted by the increasing level of change, driven in turn by regulation, industry developments and the need to digitalise the bank.

FINANCIAL CRIME RISK

30 June 2019 compared to 31 December 2018

We have a £65m investment in financial crime enhancements planned for 2019 through our Transformation Programme, of which £35m has been spent in H119. The financial crime landscape continues to be difficult and complex, with geo-political factors and continually evolving criminal methods influencing the risks we face. In H119, we enhanced our strategic capabilities and supporting infrastructure, despite some of the challenges inherent in the control framework and external environment. We made good progress in embedding our three-year Anti-Financial Crime strategy, policies and training. In H119, we increased awareness of financial crime through culture focus programmes and encouraged our staff to use their judgement to do the right thing and make responsible decisions. Our financial crime control environment is evolving but still needs significant enhancement and investment. Our Financial Crime Transformation Programme delivered improvements across the control environment in H119 and the foundations of key strategic controls are now in place. Implementing strategic systems and enhancing our control framework in key focus areas such as Know Your Customer, Data Quality and Due Diligence are priorities with top-level commitment for investment in H219.

UK regulatory change after Brexit may add further complexity. The UK Government has published more than ten Statutory Instruments under the Sanctions and Anti-Money Laundering Act 2018, which would come into force should the UK leave the EU without a deal. Material changes to global sanctions regimes including Iran and Venezuela are also a key area of our focus.

We continued to actively collaborate with the public sector to address financial crime challenges. We actively collaborate with industry and the UK Government to combat financial crime which also helps us further develop our own capabilities. For example, in H119, we increased our collaboration with the industry and law enforcement. We have plans to further support ‘Stop the Traffic’ with wider scope to identify crime through targeted typology reviews and building on the joint branch visits conducted in Lincolnshire – purely focusing on protecting the victims of these crimes and identifying the suspects.

We also worked closely with law enforcement to deliver an education programme to all financial investigators, explaining the way banks identify and report financial crime, which will result in presenting at the UK’s National Police Chiefs’ conference. This is a first for a bank to deliver such training to a wide audience and has been significantly welcomed.

32	Santander UK plc

Financial statements

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2019 Half Yearly Financial Report  |  Financial statements

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34	Santander UK plc

> Primary financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Income Statement (unaudited)

For the half year to 30 June 2019 and the half year to 30 June 2018

	Notes	Half year to 30 June 2019 £m	Half year to 30 June 2018(1) £m
Interest and similar income		2,970	3,001
Interest expense and similar charges		(1,302)	(1,190)
Net interest income		1,668	1,811
Fee and commission income		539	584
Fee and commission expense		(204)	(204)
Net fee and commission income		335	380
Net trading and other income	3	118	121
Total operating income		2,121	2,312
Operating expenses before credit impairment losses, provisions and charges	4	(1,257)	(1,283)
Credit impairment losses	5	(69)	(91)
Provisions for other liabilities and charges	5	(206)	(33)
Total operating credit impairment losses, provisions and charges		(275)	(124)
Profit before tax		589	905
Tax on profit	6	(170)	(233)
Profit after tax for the period		419	672

Attributable to:
Equity holders of the parent		410	660
Non-controlling interests	26	9	12
Profit after tax for the period		419	672

(1) Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

Santander UK plc	35

2019 Half Yearly Financial Report  |  Financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (unaudited)

For the half year to 30 June 2019 and the half year to 30 June 2018

	Half year to 30 June 2019 £m	Half year to 30 June 2018(1) £m
Profit after tax for the period	419	672
Other comprehensive income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
– Change in fair value	167	(94)
– Income statement transfers	(152)	67
– Taxation	(4)	6
	11	(21)
Cash flow hedges:
– Effective portion of changes in fair value	360	84
– Income statement transfers	(42)	(190)
– Taxation	(82)	21
	236	(85)
Net other comprehensive income that may be reclassified to profit or loss subsequently	247	(106)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
– Change in fair value	(280)	529
– Taxation	70	(132)
	(210)	397
Own credit adjustment:
– Change in fair value	(58)	(31)
– Taxation	15	8
	(43)	(23)
Net other comprehensive income that will not be reclassified to profit or loss subsequently	(253)	374
Total other comprehensive income for the period net of tax	(6)	268
Total comprehensive income for the period	413	940

Attributable to:
Equity holders of the parent	405	927
Non-controlling interests	8	13
Total comprehensive income for the period	413	940

(1) Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

36	Santander UK plc

> Primary financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Balance Sheet (unaudited)

At 30 June 2019 and 31 December 2018

	Notes	30 June 2019 £m	31 December 2018 £m
Assets
Cash and balances at central banks		21,936	19,747
Financial assets at fair value through profit or loss:
– Derivative financial instruments	8	5,445	5,259
– Other financial assets at fair value through profit or loss	9	745	5,617
Financial assets at amortised cost:
– Loans and advances to customers	10	202,516	201,289
– Loans and advances to banks		2,065	2,799
– Reverse repurchase agreements – non trading	12	22,409	21,127
– Other financial assets at amortised cost	13	7,137	7,229
Financial assets at fair value through other comprehensive income	14	13,438	13,302
Interests in other entities	15	96	88
Intangible assets		1,793	1,808
Property, plant and equipment		2,069	1,832
Current tax assets		180	153
Retirement benefit assets	22	779	842
Other assets		3,919	2,280
Total assets		284,527	283,372
Liabilities
Financial liabilities at fair value through profit or loss:
– Derivative financial instruments	8	1,775	1,369
– Other financial liabilities at fair value through profit or loss	16	1,633	6,286
Financial liabilities at amortised cost:
– Deposits by customers	17	180,617	178,090
– Deposits by banks	18	16,489	17,221
– Repurchase agreements – non trading	19	14,771	10,910
– Debt securities in issue	20	44,574	46,692
– Subordinated liabilities		3,645	3,601
Other liabilities		3,904	2,448
Provisions	21	547	509
Deferred tax liabilities		256	223
Retirement benefit obligations	22	252	114
Total liabilities		268,463	267,463
Equity
Share capital		3,105	3,119
Share premium		5,620	5,620
Other equity instruments		1,991	1,991
Retained earnings		4,658	4,744
Other reserves		531	284
Total shareholders’ equity		15,905	15,758
Non-controlling interests	26	159	151
Total equity		16,064	15,909
Total liabilities and equity		284,527	283,372

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

Santander UK plc	37

2019 Half Yearly Financial Report  |  Financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Cash Flow Statement (unaudited)

For the half year to 30 June 2019 and the half year to 30 June 2018

	Notes	Half year to 30 June 2019 £m	Half year to 30 June 2018(1) £m
Cash flows from operating activities
Profit after tax for the period		419	672

Adjustments for:
Non-cash items included in profit		86	187
Change in operating assets		1,135	(2,644)
Change in operating liabilities		1,328	(1,176)
Corporation taxes paid		(166)	(236)
Effects of exchange rate differences		(334)	583
Net cash flows from operating activities		2,468	(2,614)
Cash flows from investing activities
Investments in other entities	15	–	(66)
Purchase of property, plant and equipment and intangible assets		(66)	(350)
Proceeds from sale of property, plant and equipment and intangible assets		32	13
Purchase of financial assets at amortised cost and financial assets at fair value through other comprehensive income		(4,141)	(5,047)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income		4,259	1,301
Net cash flows from investing activities		84	(4,149)
Cash flows from financing activities
Issue of debt securities and subordinated notes		2,770	6,452
Issuance costs of debt securities and subordinated notes		(9)	(13)
Repayment of debt securities and subordinated notes		(4,693)	(4,601)
Repurchase of preference shares and other equity instruments		(14)	–
Dividends paid on ordinary shares	7	(164)	(250)
Dividends paid on preference shares and other equity instruments		(80)	(90)
Dividends paid on non-controlling interests		–	–
Net cash flows from financing activities		(2,190)	1,498
Change in cash and cash equivalents		362	(5,265)
Cash and cash equivalents at beginning of the period		26,029	42,226
Effects of exchange rate changes on cash and cash equivalents		3	206
Cash and cash equivalents at the end of the period		26,394	37,167

Cash and cash equivalents consist of:
Cash and balances at central banks		21,936	21,342
Less: regulatory minimum cash balances		(670)	(631)
		21,266	20,711
Net trading other cash equivalents		–	2,591
Net non-trading other cash equivalents		5,128	13,865
Cash and cash equivalents at the end of the period		26,394	37,167

(1) Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

38	Santander UK plc

> Primary financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity (unaudited)

For the half year to 30 June 2019 and the half year to 30 June 2018

				Other reserves						Non-

	Share capital £m	Share premium £m	Other equity instruments £m	Available- for-sale(1) £m	Fair value(1) £m	Cash flow hedging £m	Currency translation £m	Retained earnings(2) £m	Total £m	controlling interests £m	Total £m
At 1 January 2019	3,119	5,620	1,991		23	256	5	4,744	15,758	151	15,909
Profit after tax	–	–	–		–	–	–	410	410	9	419
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	–	–	–		11	–	–	–	11	–	11
– Cash flow hedges	–	–	–		–	236	–	–	236	–	236
– Pension remeasurement	–	–	–		–	–	–	(209)	(209)	(1)	(210)
– Own credit adjustment	–	–	–		–	–	–	(43)	(43)	–	(43)
Total comprehensive income	–	–	–		11	236	–	158	405	8	413
Repurchase of preference shares and other equity instruments	(14)	–	–		–	–	–	–	(14)	–	(14)
Dividends on ordinary shares	–	–	–		–	–	–	(164)	(164)	–	(164)
Dividends on preference shares and other equity instruments	–	–	–		–	–	–	(80)	(80)	–	(80)
At 30 June 2019	3,105	5,620	1,991		34	492	5	4,658	15,905	159	16,064

At 31 December 2017	3,119	5,620	2,281	68		228	5	4,732	16,053	152	16,205
Adoption of IFRS 9	–	–	–	(68)	63	–	–	(187)	(192)	–	(192)
At 1 January 2018	3,119	5,620	2,281	–	63	228	5	4,545	15,861	152	16,013
Profit after tax	–	–	–		–	–	–	660	660	12	672
Other comprehensive income, net of tax:
– Fair value reserve (debt instrument)	–	–	–		(21)	–	–	–	(21)	–	(21)
– Cash flow hedges	–	–	–		–	(85)	–	–	(85)	–	(85)
– Pension remeasurement	–	–	–		–	–	–	396	396	1	397
– Own credit adjustment	–	–	–		–	–	–	(23)	(23)	–	(23)
Total comprehensive income	–	–	–		(21)	(85)	–	1,033	927	13	940
Other	–	–	–		–	–	–	(45)	(45)	–	(45)
Dividends on ordinary shares	–	–	–		–	–	–	(250)	(250)	–	(250)
Dividends on preference shares and other equity instruments	–	–	–		–	–	–	(90)	(90)	–	(90)
At 30 June 2018	3,119	5,620	2,281		42	143	5	5,193	16,403	165	16,568

(1) Following the adoption of IFRS 9, a fair value reserve was introduced to replace the available-for-sale reserve, as described in Note 1 to the Consolidated Financial Statements in the 2018 Annual Report.

(2) Adjusted to reflect the amendment to IAS 12, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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1. ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK plc (the Santander UK group) for the year ended 31 December 2018 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

Except as noted below, the same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2018 Annual Report.

Recent accounting developments

IFRS 16

On 1 January 2019 the Santander UK group adopted IFRS 16 ‘Leases’ (IFRS 16) and the revised accounting policies as lessee which have been applied from 1 January 2019 are set out below. Comparatives have not been restated. The impact of applying IFRS 16 is disclosed in section (ii).

i) Accounting policy change

The Santander UK group as lessee

The Santander UK group assesses whether a contract is or contains a lease at the inception of the contract and recognises a right-of-use (ROU) asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases, except for leases with a term of 12 months or less which are expensed in the income statement on a straight-line basis over the lease terms. Lease payments exclude irrecoverable VAT which is expensed in the income statement as lease payments are made.

The lease liability, which is included within Other liabilities on the balance sheet, is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate appropriate to the lease term. The lease liability is subsequently measured at amortised cost using the effective interest rate method. Remeasurement of the lease liability occurs if there is a change in the lease payments (when a corresponding adjustment is made to the ROU asset), the lease term or in the assessment of an option to purchase the underlying asset.

At inception, the ROU asset, which is included within Property, plant and equipment on the balance sheet, comprises the lease liability, initial direct costs and the obligations to restore the asset, less any incentives granted by the lessor. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is reviewed for indications of impairment as for owned assets. The obligation to restore the asset is included within Provisions on the balance sheet.

ii) Impact of adoption

IFRS 16 became effective for periods beginning on or after 1 January 2019. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model which requires the recognition of a ROU asset representing the lessee’s right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. For lessor accounting, IFRS 16 substantially carries forward the requirements from the previous leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

The Santander UK group elected to apply the modified retrospective approach whereby the ROU asset at the date of initial application was measured at an amount equal to the lease liability. The ROU asset was adjusted for any prepaid lease payments and incentives relating to the relevant leases that were recognised on the balance sheet at 31 December 2018 and included an estimate of the costs of restoring the underlying assets to the condition required by the terms of the lease.

The application of IFRS 16 at 1 January 2019 increased property, plant and equipment by £211m (being the net increase in ROU assets referred to above), reduced other assets by £12m, increased other liabilities by £182m from recognising lease liabilities, and increased provisions by £17m (see Note 21). There was no impact on shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments disclosed in Note 32 to the Consolidated Financial Statements in the 2018 Annual Report due to the effects of discounting the lease liabilities and excluding short-term leases that are outside the scope of IFRS 16.

In addition to the choice of transition approach, the determination of the discount rate is the most significant area of judgement. The Santander UK group applies an incremental borrowing rate (based on 3-month GBP LIBOR plus a credit spread to reflect the cost of raising unsecured funding in the wholesale markets) appropriate to the relevant remaining lease term.

40	Santander UK plc

> Notes to the financial statements

IAS 12

The Santander UK group has also applied the amendment to IAS 12 ‘Income Taxes’ (part of ‘Annual Improvements to IFRS Standards 2015-2017 Cycle’) in these Condensed Consolidated Interim Financial Statements. The amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised. This means that, to the extent that profits from which dividends on equity instruments were recognised in the income statement, the income tax consequences would be similarly recognised in the same statement. The amendment, which has been applied retrospectively, reduces the effective tax rate where the tax relief on dividends in respect of other equity instruments is recognised in the income statement rather than in equity. There was no impact on shareholders’ equity from applying the amendment to IAS 12 at 1 January 2019. The impact of the amendment to IAS 12 on the income statement for H119 was to reduce tax on profit by £21m (H118: £23m), increasing profit after tax by the same amount.

Going Concern

After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date that the balance sheet is signed. Having reassessed the principal risks and uncertainties, the Directors consider it appropriate to adopt the ‘going concern’ basis of accounting in preparing the Condensed Consolidated Interim Financial Statements.

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions.

In the course of preparing the Condensed Consolidated Interim Financial Statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, conduct remediation and pensions.

There have been no significant changes in the basis upon which judgements and accounting estimates have been determined compared to that applied in the 2018 Annual Report.

a) Credit impairment allowance

Sensitivity of ECL allowance

At 30 June 2019, the probability-weighted ECL allowance totalled £817m (2018: £807m), of which £801m (2018: £789m) related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £16m (2018: £18m) related to exposures in Corporate & Investment Banking.

Probability weights

The amounts shown in the tables below illustrate the ECL allowances that would have arisen had management applied a 100% weighting to each economic scenario, and were calculated using the same methodology described in Note 1 to the Consolidated Financial Statements, and the Credit risk section of the Risk review, within the 2018 Annual Report.

ECL for Retail Banking, Corporate & Commercial Banking and Corporate Centre	Upside 2 £m	Upside 1 £m	Base case £m	Downside 1 £m	Downside 2 £m
30 June 2019	601	629	667	861	1,726
31 December 2018	554	596	648	843	1,930

ECL for Corporate & Investment Banking(1)			Upside £m	Base case £m	Downside £m
30 June 2019			7	14	23
31 December 2018			8	17	27

(1)

As described in more detail in the ‘Santander UK Group Level – Credit Risk Management’ section in the 2018 Annual Report, our Corporate & Investment Banking segment uses three forward-looking economic scenarios, whereas our other segments use five scenarios. The results of the 100% weighting ECL for the Corporate & Investment Banking segment are therefore presented separately.

b) Provisions

Sensitivity of PPI conduct remediation provision

At 30 June 2019, the remaining provision for redress and related costs was £248m (2018: £246m). We made an additional provision of £70m in Q219 reflecting an increase in PPI claims volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

Had management used different assumptions around future expected claims, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. For more on the provision for PPI conduct remediation, including details on the future expected claims assumption, and the associated sensitivity, see Note 21.

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2. SEGMENTS

The Santander UK group’s business is managed and reported on the basis of the following segments: Retail Banking, Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre. The segments are strategic business units that offer different products and services. They are managed separately because each business has different customers and requires different technology and marketing strategies. The segmental basis of presentation in these Condensed Consolidated Interim Financial Statements has been changed, and the prior period has been restated, for the following:

–

To report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. This reflects the run down or transfer to Banco Santander London Branch of the prohibited part of the business in 2018, as part of the transition to our ring-fenced model, with the remaining permitted business forming part of our liquidity risk management function.

–

As reflected in the Consolidated Financial Statements in the 2018 Annual Report, to report our Jersey and Isle of Man branches in Corporate Centre rather than in Retail Banking, as a result of their transfer from Santander UK plc to ANTS in December 2018.

Results by segment

Half year to 30 June 2019	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & investment Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,465	189	32	(18)	1,668
Non-interest income	353	38	47	15	453
Total operating income/(expense)	1,818	227	79	(3)	2,121
Operating expenses before credit impairment losses, provisions and charges	(1,011)	(138)	(83)	(25)	(1,257)
Credit impairment (losses)/releases	(63)	(9)	4	(1)	(69)
Provisions for other liabilities and charges	(95)	(1)	(11)	(99)	(206)
Total operating credit impairment losses, provisions and charges	(158)	(10)	(7)	(100)	(275)
Profit/(loss) before tax	649	79	(11)	(128)	589

Revenue from external customers	2,166	281	85	(411)	2,121
Inter-segment revenue	(348)	(54)	(6)	408	–
Total operating income/(expense)	1,818	227	79	(3)	2,121

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)

– Current account and debit card fees	345	15	14	–	374
– Insurance, protection and investments	37	–	–	–	37
– Credit cards	42	–	–	–	42
– Non-banking and other fees(2)	36	26	24	–	86
Total fee and commission income	460	41	38	–	539
Fee and commission expense	(184)	(12)	(7)	(1)	(204)
Net fee and commission income	276	29	31	(1)	335

30 June 2019
Customer loans	174,590	17,365	4,060	4,343	200,358
Total assets(3)	182,785	17,365	4,929	79,448	284,527
Customer deposits	142,814	18,021	6,059	2,855	169,749
Total liabilities	143,788	18,045	6,946	99,684	268,463

(1)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)	Includes customer loans, net of credit impairment loss allowances.

42	Santander UK plc

> Notes to the financial statements

Half year to 30 June 2018(1)	Retail Banking £m	Corporate & Commercial Banking £m	Corporate & investment Banking £m	Corporate Centre £m	Total £m
Net interest income	1,565	202	33	11	1,811
Non-interest income	304	40	115	42	501
Total operating income	1,869	242	148	53	2,312
Operating expenses before credit impairment losses, provisions and charges	(957)	(134)	(145)	(47)	(1,283)
Credit impairment (losses)/releases	(52)	(22)	(18)	1	(91)
Provisions for other liabilities and charges	(34)	8	(2)	(5)	(33)
Total operating credit impairment losses, provisions and (charges)/releases	(86)	(14)	(20)	(4)	(124)
Profit/(loss) before tax	826	94	(17)	2	905

Revenue from external customers	2,183	322	177	(370)	2,312
Inter-segment revenue	(314)	(80)	(29)	423	–
Total operating income/(expense)	1,869	242	148	53	2,312

Revenue from external customers includes the following fee and commission income disaggregated by income type: (2)
– Current account and debit card fees	311	13	14	–	338
– Insurance, protection and investments	46	–	–	–	46
– Credit cards	45	–	–	–	45
– Non-banking and other fees(3)	67	32	50	6	155
Total fee and commission income	469	45	64	6	584
Fee and commission expense	(183)	(13)	(8)	–	(204)
Net fee and commission income	286	32	56	6	380

31 December 2018
Customer loans	172,747	17,702	4,613	4,524	199,586
Total assets(4)	179,572	17,702	8,607	77,491	283,372
Customer deposits	142,065	17,606	4,853	2,791	167,315
Total liabilities	142,839	17,634	8,885	98,105	267,463

(1)	Restated to reflect the resegmentation of our short term markets business and our Jersey and Isle of Man branches to Corporate Centre.
(2)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(3)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(4)	Includes customer loans, net of credit impairment loss allowances.

3. NET TRADING AND OTHER INCOME

	Half year to 30 June 2019 £m	Half year to 30 June 2018 £m
Net trading and other income	118	121

Included in net trading and other income in H119 is additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale.

In H119 and H118, the Santander UK group did not repurchase any of its debt instruments.

4. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to 30 June 2019 £m	Half year to 30 June 2018 £m
Staff costs	641	691
Other administration expenses	356	411
Depreciation, amortisation and impairment	260	181
	1,257	1,283

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5. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

	Half year to 30 June 2019 £m	Half year to 30 June 2018 £m
Credit impairment losses:
Loans and advances to customers (See Note 10)	108	102
Recoveries of loans and advances, net of collection costs	(38)	(21)
Off-balance sheet exposures (See Note 21)	(1)	10
	69	91
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 21)	205	33
Provisions for residual value (RV) and voluntary termination (See Note 10)	1	–
	206	33
	275	124

There were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.

6. TAXATION

	Half year to 30 June 2019 £m	Half year to 30 June 2018(1) £m
Profit before tax	589	905
Tax calculated at a tax rate of 19% (H118: 19%)	112	172
Bank surcharge on profits	39	64
Non-deductible preference dividends paid	5	5
Non-deductible UK Bank Levy	13	13
Non-deductible conduct remediation, fines and penalties	11	(2)
Net disallowable items and non-taxable income	11	10
Tax relief on dividends in respect of other equity instruments	(21)	(23)
Adjustment to prior period provisions	–	(6)
Tax charge	170	233

(1)	Adjusted to reflect the amendment to IAS 12, as described in Note 1.

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year of 28.9% (H118: 25.7%). The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2018: 27% for banking entities and 19% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance Act 2016, introduced a further reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of this future change in tax rates is included in the deferred tax balances at both 30 June 2019 and 31 December 2018.

7. DIVIDENDS ON ORDINARY SHARES

An interim dividend of £164m was declared on 18 June 2019 and paid on 27 June 2019 on the Company’s ordinary shares in issue (H118: £250m).

44	Santander UK plc

> Notes to the financial statements

8. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2019				31 December 2018

		Fair value			Fair value

	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Derivatives held for trading
Exchange rate contracts	17,087	861	710	13,830	454	351
Interest rate contracts	50,698	793	284	79,038	1,421	1,105
Equity and credit contracts	2,586	272	150	2,762	251	168
Total derivatives held for trading	70,371	1,926	1,144	95,630	2,126	1,624
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,542	229	14	3,010	357	–
Interest rate contracts	91,598	1,020	1,636	86,422	1,065	1,315
Equity derivative contracts	–	–	–	–	–	–
	93,140	1,249	1,650	89,432	1,422	1,315
Designated as cash flow hedges:
Exchange rate contracts	32,870	3,334	203	33,901	3,537	200
Interest rate contracts	19,333	197	39	18,808	46	102
Equity derivative contracts	–	–	–	–	–	–
	52,203	3,531	242	52,709	3,583	302
Total derivatives held for hedging	145,343	4,780	1,892	142,141	5,005	1,617
Derivative netting(1)		(1,261)	(1,261)		(1,872)	(1,872)
Total derivatives	215,714	5,445	1,775	237,771	5,259	1,369

(1)

Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £218m (2018: £9m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £756m (2018: £354m).

9. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2019 £m	31 December 2018 £m
Loans and advances to customers:
Loans to housing associations	13	13
Other loans	81	81
	94	94
Debt securities	651	3,251
Equity securities	–	–
Reverse repurchase agreements – non trading	–	2,272
	745(1)	5,617(1)

(1)	Comprised of £13m (2018: £1,095m) of financial assets designated at FVTPL and £732m (2018: £4,522m) of financial assets mandatorily at FVTPL.

In H119 £2.1bn of senior tranches of credit linked notes, which were previously classified as debt securities in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of the senior tranches of credit linked notes and the senior cash deposits included as collateral in Note 16. At 30 June 2019 the amount of this netting was £1.8bn.

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10. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2019 £m	31 December 2018 £m
Loans and advances to customers	201,016	200,095
Amounts due from fellow Banco Santander subsidiaries and joint ventures	2,329	2,014
Loans and advances to customers	203,345	202,109
Credit impairment loss allowances on loans and advances to customers	(760)	(751)
RV and voluntary termination provisions on finance leases	(69)	(69)
Net loans and advances to customers	202,516	201,289

Movement in credit impairment loss allowances:

	Loans secured on residential properties £m	Corporate loans £m	Finance leases £m	Other unsecured loans £m	Total £m
At 1 January 2019	234	226	85	206	751
(Release)/charge to the income statement	(18)	30	18	78	108
Write-offs and other items	(6)	(7)	(17)	(69)	(99)
At 30 June 2019	210	249	86	215	760

At 31 December 2017	225	490	46	179	940
Adoption of IFRS 9(1)	47	99	11	54	211
Re-allocation of expected credit losses (ECL) on off-balance sheet exposures(1)	(3)	(25)	–	(22)	(50)
At 1 January 2018	269	564	57	211	1,101
(Release)/charge to the income statement	(13)	24	17	74	102
Write-offs and other items	(7)	(318)	(15)	(71)	(411)
At 30 June 2018	249	270	59	214	792

(1)	The adjustment for the adoption of IFRS 9 related to the re-measurement of loss allowances on loans and advances to customers at amortised cost. The re-allocation of ECL on off-balance sheet exposures was a transfer to provisions following the adoption of a methodology to enable their separate identification from ECL on drawn exposures.

11. SECURITISATIONS AND COVERED BONDS

The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes unconsolidated structured entities, including credit protection vehicles that are described in more detail in Note 15.

The gross assets securitised, or for the covered bond programme assigned, at 30 June 2019 and 31 December 2018 were:

	30 June 2019 £m	31 December 2018 £m
Mortgage-backed master trust structures:
– Holmes	4,256	4,414
– Fosse	4,200	4,646
– Langton	2,671	3,034
	11,127	12,094
Other asset-backed securitisation structures:
– Motor	737	1,055
– Auto ABS UK Loans	1,358	1,468
	2,095	2,523
Total securitisation programmes	13,222	14,617
Covered bond programme:
– Euro 35bn Global Covered Bond Programme	23,157	21,578
Total securitisation and covered bond programmes	36,379	36,195

The following table sets out the internal and external issuances and redemptions for the half year ended 30 June 2019 and the half year ended 30 June 2018 for each securitisation and covered bond programme.

						Internal		External

	Internal issuances		External issuances		redemptions		redemptions

	H119 £bn	H118 £bn	H119 £bn	H118 £bn	H119 £bn	H118 £bn	H119 £bn	H118 £bn
Mortgage-backed master trust structures:
– Holmes	–	–	–	1.0	–	–	0.8	–
– Fosse	–	–	–	–	–	–	–	0.4
Other asset-backed securitisation structures:
– Motor	–	–	–	–	0.1	0.1	0.2	–
– Auto ABS UK Loans	–	–	–	–	–	–	0.1	–
Covered bond programme	–	–	1.9	2.4	–	0.5	–	1.9
	–	–	1.9	3.4	0.1	0.6	1.1	2.3

46	Santander UK plc

> Notes to the financial statements

12. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	30 June 2019	31 December 2018

	£m	£m
Agreements with banks	4,258	3,254
Agreements with customers	18,151	17,873
	22,409	21,127
13. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2019	31 December 2018

	£m	£m
Asset backed securities	455	720
Debt securities	6,682	6,509
	7,137	7,229

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

14. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2019	31 December 2018

	£m	£m
Debt securities	13,369	13,229
Loans and advances to customers	69	73
	13,438	13,302

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the ‘Liquidity risk’ section of the Risk review.

15. INTERESTS IN OTHER ENTITIES

The Santander UK group has interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 21 to the Consolidated Financial Statements in the 2018 Annual Report.

Interests in subsidiaries

As part of ring-fencing implementation, Santander UK Group Holdings plc adopted a wide ring-fenced bank model with most of our operations within Santander UK plc, the ring-fenced bank. ANTS is outside the RFB and also holds wealth management businesses in the Crown Dependencies, which are not permitted within the ring-fence as they are located outside the UK. To optimise the overall funding structure of the bank Santander UK Group Holdings plc is considering the transfer of some RFB assets to ANTS to enable more efficient use of Crown Dependencies deposits.

Interests in unconsolidated structured entities

Santander UK has established four (2018: three) credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.

Senior credit linked notes, which amounted to £4,786m (2018: £3,053m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £766m (2018: £408m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.

£194m (2018: £3,053m) of the senior credit linked notes are presented on a gross basis and included within ‘Other financial assets at fair value through profit or loss’ on the balance sheet (see Note 9). Deposits and associated guarantees relating to the senior notes are included within ‘Other financial liabilities at fair value through profit or loss’ (see Note 16). The remainder of the senior credit linked notes, along with the deposits and associated guarantees, are presented on a net basis, to reflect a legal right of set-off between the principal amounts of senior notes and the senior cash deposits. Deposits and associated guarantees in respect of the junior credit linked notes are included within ‘Deposits by customers’ (see Note 17).

The entities are not consolidated by Santander UK because the third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these vehicles. Because the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the credit protection entities in connection with the credit protection outlined above.

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16. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2019	31 December 2018

	£m	£m
US$30bn Euro Medium Term Note Programme	168	165
Structured Notes Programmes	773	696
Eurobonds	131	129
Structured deposits	133	133
Collateral and associated financial guarantees	428	3,053
Repurchase agreements – non trading	–	2,110
	1,633 (1)	6,286(1)

(1) At 30 June 2019 and 31 December 2018 all amounts were designated at fair value through profit or loss.

In H119 £2.1bn of senior cash deposits, which were previously included within collateral and associated financial guarantees in the table above, were presented on a net basis. This followed a deed of amendment, including a legal right of set-off between the principal amounts of senior tranches of credit linked notes, classified as debt securities in Note 9, and the senior cash deposits. At 30 June 2019 the amount of this netting was £1.8bn.

17. DEPOSITS BY CUSTOMERS

	30 June 2019	31 December 2018

	£m	£m
Current and demand accounts	86,639	86,207
Savings accounts(1)	65,546	66,039
Time deposits	17,849	15,485
Amounts due to other Santander UK Group Holdings plc subsidiaries	56	83
Amounts due to Santander UK Group Holdings plc(2)	9,223	9,206
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,304	1,070
	180,617	178,090

(1) Includes equity index-linked deposits of £1,122m (2018: £1,176m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,122m and £20m (2018: £1,176m and £28m) respectively.

(2) Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.

18. DEPOSITS BY BANKS

	30 June 2019	31 December 2018

	£m	£m
Items in the course of transmission	326	262
Deposits held as collateral	3,571	4,048
Other deposits(1)	12,592	12,891
Amounts due to Santander UK subsidiaries	–	20
	16,489	17,221
(1) Includes drawdown from the TFS of £10.8bn (2018: £10.8bn).
19. REPURCHASE AGREEMENTS – NON TRADING

	30 June 2019	31 December 2018

	£m	£m
Agreements with banks	9,619	5,865
Agreements with customers	5,152	5,045
	14,771	10,910
20. DEBT SECURITIES IN ISSUE

	30 June 2019	31 December 2018

	£m	£m
Medium-term notes	17,331	19,984
Euro 35bn Global Covered Bond Programme	19,926	18,114
Certificates of deposit	3,226	3,221
Credit linked notes	–	42
Securitisation programmes	4,091	5,331
	44,574	46,692

48	Santander UK plc

> Notes to the financial statements

21. PROVISIONS

	Conduct remediation

		Other	FSCS and		Off-balance	Regulatory

	PPI	products	Bank Levy	Property	sheet ECL	and other	Total

	£m	£m	£m	£m	£m	£m	£m
At 31 December 2018	246	30	45	37	56	95	509
Adoption of IFRS 16 (see Note 1)	–	–	–	17	–	–	17
At 1 January 2019	246	30	45	54	56	95	526
Additional provisions (see Note 5)	70	–	–	38	–	114	222
Provisions released (see Note 5)	–	–	(2)	(8)	(1)	(7)	(18)
Utilisation	(68)	(1)	(41)	(4)	–	(69)	(183)
At 30 June 2019	248	29	2	80	55	133	547

At 31 December 2017	356	47	57	39		59	558
Reallocation of ECL on off-balance sheet exposures(1)	–	–	–	–	50	–	50
At 1 January 2018	356	47	57	39	50	59	608
Additional provisions (see Note 5)	–	–	–	11	10	54	75
Provisions released (see Note 5)	–	(14)	(4)	–	–	(14)	(32)
Utilisation	(55)	(2)	(37)	(7)	–	(46)	(147)
At 30 June 2018	301	31	16	43	60	53	504

(1)	ECL on off-balance sheet exposures following the adoption of a methodology to enable their separate identification from ECL on drawn exposures. See Note 10.

Conduct remediation

At 30 June 2019, the remaining provision for Payment Protection Insurance (PPI) redress and related costs was £248m. This includes a provision for PPI redress as well as our best estimate of liability for a specific portfolio which was disclosed in our 2018 Annual Report.

For every additional 25,000 inbound PPI complaints above the future expected claims of c.311k from June to the end of the industry deadline, we would expect an additional charge of £6.9m.

30 June 2019 compared to 31 December 2018

We made an additional provision of £70m in Q219 reflecting an increase in PPI claims volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

We will continue to monitor our provision levels and take account of the impact of any further change in claims received and FCA guidance.

Property

Property provisions include vacant property provisions, as described in Note 30 to the Consolidated Financial Statements in the 2018 Annual Report, and property dilapidation provisions within the scope of IFRS 16.

Property provisions were impacted by £38m of transformation charges in H119. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium term targets. Q119 charges largely related to restructuring of our branch network associated with the announcement made earlier in the year to reshape our branch network.

Regulatory and other

Regulatory and other provisions were impacted by £62m of transformation charges in H119, also relating to the multi-year project described above. In addition to the Q119 charges largely related to the restructuring of our branch network, further charges in Q219 were largely associated with the announced plans to reshape our Corporate & Commercial Banking business.

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22. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	30 June 2019	31 December 2018

	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	779	842
Funded defined benefit pension scheme – deficit	(213)	(75)
Unfunded defined benefit pension scheme	(39)	(39)
Total net assets	527	728

a) Defined contribution pension plans

An expense of £34m (H118: £23m) was recognised for defined contribution plans in the period and is included in staff costs classified within operating expenses (see Note 4). None of this amount was recognised in respect of key management personnel for H119 and H118.

b) Defined benefit pension schemes

The total amount charged to the income statement was £10m (H118: £22m).

Movements in the present value of defined benefit obligations and fair value of scheme assets in H119 and H118 were as follows:

	Half year to	Half year to

	30 June 2019	30 June 2018

	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(916)	72
Actuarial (gains)/losses arising from experience adjustments	(5)	39
Actuarial losses/(gains) arising from changes in financial assumptions	1,201	(640)
Pension remeasurement	280	(529)

The net assets recognised in the balance sheet were determined as follows:

	30 June 2019	31 December 2018

	£m	£m
Present value of defined benefit obligations	(11,980)	(10,804)
Fair value of scheme assets	12,507	11,532
Net defined benefit assets	527	728

Actuarial assumptions

There have been no significant changes to the methods for setting the principal actuarial assumptions used as set out in Note 31 to the Consolidated Financial Statements in the 2018 Annual Report.

23. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2019	31 December 2018

	£m	£m
Guarantees given to third parties	1,055	1,610
Formal standby facilities, credit lines and other commitments	41,851	40,111
	42,906	41,721

At 30 June 2019, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 21 for further details.

There have been no significant changes to the contingent liabilities as set out in Note 32 to the Consolidated Financial Statements in the 2018 Annual Report, including in respect of the following:

Other legal actions and regulatory matters

Santander UK engages in discussion, and co-operates, with the FCA, PRA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.

In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

50	Santander UK plc

> Notes to the financial statements

Payment Protection Insurance

Note 21 details our provisions including those in relation to PPI. In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is ongoing. There are factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the resolution of the matter including timing or the significance of the possible impact. The PPI provision includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial.

German dividend tax arbitrage transactions

Santander UK plc, ANTS and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) are currently under investigation by the Cologne Criminal Prosecution Office and the German Federal Tax Office in relation to historical involvement in German dividend tax arbitrage transactions (known as cum/ex transactions). We are cooperating with the German authorities and are conducting our own internal investigation into the matters in question. There are factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict with reasonable certainty the resolution of the matter including timing or the significance of the possible impact.

Consumer credit

The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to potential breaches of these requirements could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual information.

As described in Note 30 to the 2018 Annual Report, other provisions includes an amount of £58m arising from a systems related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice, but these reviews are not yet complete, such that the approach and timing to any remediation has not yet been finalised. As a result, the actual cost of customer compensation could differ materially from the amount provided, and it is not currently practicable to provide a reliable estimate of the amount or timing of any additional financial effects.

24. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds

As described in Note 15 to the Consolidated Financial Statements in the 2018 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2019, there were £36,379m (2018: £36,195m) of gross assets in these secured programmes and £439m (2018: £501m) of these related to internally retained issuances and were available for use as collateral for liquidity purposes in the future.

At 30 June 2019, a total of £3,939m (2018: £4,039m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,834m at 30 June 2019 (2018: £1,834m), or for use as collateral for liquidity purposes in the future.

25. OTHER EQUITY INSTRUMENTS

				31 December

	Interest rate		30 June 2019	2018

	%	Next call date	£m	£m
£300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
AT1 securities:
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
– £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	750	750
– £300m Fixed Rate Reset Perpetual AT1 Capital Securities	7.60	December 2019	300	300
– £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.18	September 2019	210	210
			1,991	1,991
26. NON-CONTROLLING INTERESTS

			30 June 2019	31 December 2018

			£m	£m
PSA Finance UK Limited			159	151
			159	151

27. RELATED PARTY DISCLOSURES

The financial position and performance of the Santander UK group have not been materially affected in H119 by any related party transactions, or changes to related party transactions. These transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 31 to the Consolidated Financial Statements in the 2018 Annual Report.

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28. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 to the Consolidated Financial Statements in the 2018 Annual Report describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.

At 30 June 2019 and 31 December 2018, the Santander UK group categorised assets and liabilities measured at fair value within the fair value hierarchy based on the fair value measurement and hierarchy, and valuation techniques, described in Note 41(b) and (c) to the Consolidated Financial Statements in the 2018 Annual Report.

b) Fair values of financial instruments carried at amortised cost

The following table analyses the fair value of the financial instruments carried at amortised cost at 30 June 2019 and 31 December 2018. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 41(e) to the Consolidated Financial Statements in the 2018 Annual Report.

	30 June 2019		31 December 2018

		Carrying		Carrying

	Fair value	value	Fair value	value

	£m	£m	£m	£m
Assets
Loans and advances to customers	207,080	202,516	204,061	201,289
Loans and advances to banks	2,065	2,065	2,799	2,799
Reverse repurchase agreements- non trading	22,416	22,409	21,130	21,127
Other financial assets at amortised cost	7,168	7,137	7,111	7,229
	238,729	234,127	235,101	232,444

Liabilities
Deposits by customers	180,777	180,617	178,181	178,090
Deposits by banks	16,500	16,489	17,232	17,221
Repurchase agreements- non trading	14,779	14,771	10,923	10,910
Debt securities in issue	45,664	44,574	47,787	46,692
Subordinated liabilities	4,235	3,645	3,877	3,601
	261,955	260,096	258,000	256,514

52	Santander UK plc

> Notes to the financial statements

c) Fair values of financial instruments measured at fair value

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2019 and 31 December 2018, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

		30 June 2019				31 December 2018

		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation

		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivatives	Exchange rate contracts	–	4,402	22	4,424	–	4,323	25	4,348	A
	Interest rate contracts	–	2,005	5	2,010	–	2,526	6	2,532	A & C
	Equity and credit contracts	–	210	62	272	–	188	63	251	B & D
	Netting	–	(1,261)	–	(1,261)	–	(1,872)	–	(1,872)
		–	5,356	89	5,445	–	5,165	94	5,259
Other financial	Loans and advances to customers	–	–	94	94	–	12	82	94	A
assets at FVTPL	Debt securities	17	72	562	651	18	2,339	894	3,251	A, B & D
	Reverse repurchase agreements –									A
	non trading	–	–	–	–	–	2,272	–	2,272
		17	72	656	745	18	4,623	976	5,617
Financial assets at	Debt securities	12,781	588	–	13,369	12,487	742	–	13,229	D
FVOCI	Loans and advances to customers	–	–	69	69	–	–	73	73	D
		12,781	588	69	13,438	12,487	742	73	13,302
Total assets at fair value		12,798	6,016	814	19,628	12,505	10,530	1,143	24,178

Liabilities
Derivatives	Exchange rate contracts	–	926	1	927	–	528	23	551	A
	Interest rate contracts	–	1,951	8	1,959	–	2,515	7	2,522	A & C
	Equity and credit contracts	–	121	29	150	–	132	36	168	B & D
	Netting	–	(1,261)	–	(1,261)	–	(1,872)	–	(1,872)
		–	1,737	38	1,775	–	1,303	66	1,369
Other financial	Debt securities in issue	–	1,065	7	1,072	–	983	7	990	A
liabilities at	Structured deposits	–	104	29	133	–	104	29	133	A
FVTPL	Repurchase agreements – non									A
	trading	–	–	–	–	–	2,110	–	2,110
	Collateral and associated financial									D
	guarantees	–	407	21	428	–	3,040	13	3,053
		–	1,576	57	1,633	–	6,237	49	6,286
Total liabilities at fair value		–	3,313	95	3,408	–	7,540	115	7,655

Transfers between levels of the fair value hierarchy

During H119, there were no significant transfers of financial instruments from Level 1 to Level 2, or from Level 2 to Level 3 (H118: none).

d) Fair value adjustments

The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.

Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	30 June 2019	31 December 2018

	£m	£m
Risk-related:
– Bid-offer and trade specific adjustments	17	13
– Uncertainty	37	36
– Credit risk adjustment	8	9
– Funding fair value adjustment	5	4
	67	62
Model-related	1	5
	68	67

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section in Note 41(g) to the Consolidated Financial Statements in the 2018 Annual Report.

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e) Internal models based on information other than market data (Level 3)

Valuation techniques

There have been no significant changes to the valuation techniques as set out in Note 41(h) to the Consolidated Financial Statements in the 2018 Annual Report.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy

The following table sets out the movements in Level 3 financial instruments in H119 and H118:

						Assets				Liabilities

		Other						Other

		financial	Financial		Assets			financial	Liabilities

		assets at	assets at	Financial	held			liabilities at	held

	Derivatives	FVTPL	FVOCI	investments	for sale	Total	Derivatives	FVTPL	for sale	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	94	976	73		–	1,143	(66)	(49)	–	(115)
Total gains/(losses) recognised in profit or loss:
– Fair value movements	7	1	–		–	8	(3)	(5)	–	(8)
– Foreign exchange/other movements	–	3	–		–	3	–	(3)	–	(3)
Transfers in	–	11	–		–	11	–	–	–	–
Additions	3	188	–		–	191	–	(2)	–	(2)
Settlements	(15)	(523)	(4)		–	(542)	31	2	–	33
At 30 June 2019	89	656	69		–	814	(38)	(57)	–	(95)

Gains/(losses) recognised in profit or loss relating to assets and liabilities held at the end of the period	7	4	–		–	11	(3)	(8)	–	(11)

At 31 December 2017	64	240		53	–	357	(63)	(6)	–	(69)
Adoption of IFRS 9	–	598	199	(53)	–	744	–	–	–	–
At 1 January 2018	64	838	199		–	1,101	(63)	(6)	–	(69)
Total gains/(losses) recognised in profit or loss:
– Fair value movements	26	(5)	(4)		–	17	4	–	–	4
– Foreign exchange/other movements	(5)	–	–		–	(5)	5	–	–	5
Transfers in	–	19	–		–	19	–	–	–	–
Transfer to held for sale	(2)	(146)	–		148	–	1	–	(1)	–
Additions	–	–	17		–	17	–	–	–	–
Sales	–	(23)	–		–	(23)	–	–	–	–
Settlements	(21)	–	(37)		–	(58)	15	–	–	15
At 30 June 2018	62	683	175		148	1,068	(38)	(6)	(1)	(45)

Gains/(losses) recognised in profit or loss on assets and liabilities held at the end of the period	21	(5)	(4)			12	9	–	–	9

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

Other than as described above, there has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 41(h) to the Consolidated Financial Statements in the 2018 Annual Report.

29. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 30 June 2019 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

54	Santander UK plc

Other information for US investors

Contents

Risk Factors	56
Impact of resegmentation on 2018 Annual Report	57

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2019 Half Yearly Financial Report  |   Other information for US investors

Risk Factors

An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks are set out in the ‘Other information for US investors’ section of the 2018 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for the risk factor entitled “Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us”, which has been replaced as follows:

Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us.

On 23 June 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. There remains significant uncertainty relating to the timing of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the EU.

The Prime Minister presented to the UK Parliament the Withdrawal Agreement, which set out the basic terms of the UK’s departure, as agreed with the EU. However, it has thus far proved impossible for the Prime Minister to secure a majority in the House of Commons to ratify the Withdrawal Agreement and as a result, the PM agreed an extension to Article 50, meaning the UK is now scheduled to formally leave the European Union on 31 October 2019.

There is a possibility that the UK’s EU membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, and currently the Withdrawal Agreement, which provides for a transitional period whilst the Future Relationship is negotiated, has not been ratified by the UK Parliament.

Following her repeated failure to gain the required support for the Withdrawal Agreement, Prime Minister May resigned both as Prime Minister and leader of the Conservative Party. Boris Johnson was appointed as Prime Minister with effect from 24 July 2019. There is still the possibility that Prime Minister Johnson will be unable to secure support for his proposed approach within the Commons, which could lead to a General Election being called in order to secure a mandate from the electorate. This could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

The continuing uncertainty surrounding the Brexit outcome has had an effect on the UK economy throughout 2019. The economy started to contract in 2019, with manufacturing in particular struggling. Consumer and Business confidence indicators have continued to fall, for example, the GfK consumer confidence index still remains negative at -13 in June 2019. This has had a significant impact on consumer spending and investment, both of which are vital components of economic growth.

The outcome of Brexit remains unclear; however, a UK exit from the EU with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects, based on scenarios put forward by such institutions as the Bank of England, HM Government and other economic forecasters.

While the longer term effects of the UK’s imminent departure from the EU are difficult to predict, there is short term political and economic uncertainty. The Governor of the Bank of England warned that the UK exiting the EU without a deal could lead to considerable financial instability, a very significant fall in property prices, rising unemployment, depressed economic growth, higher inflation and interest rates. The Governor also warned that the Bank would not be able to apply interest rate reductions. This could inevitably affect the UK’s attractiveness as a global investment centre and would likely have a detrimental impact on UK economic growth. The current Brexit Secretary of State also warned that no-deal could lead to a recession.

If a no-deal Brexit did occur it would be likely that the UK’s economic growth would slow significantly, and it would be possible that there would be severely adverse economic effects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence and raised questions over the future status of Northern Ireland. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets’).

Asset valuations, currency exchange rates and credit ratings have been subject to increased market volatility as the negotiation of the UK’s exit from the EU continues as a result of Parliament’s non-ratification of the Withdrawal Agreement. The major credit rating agencies changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum, and that has not changed. In addition, we are subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

Operationally, we and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects.

Ongoing uncertainty within the UK Government and Parliament, and the rejection of the Withdrawal Agreement by the House of Commons, and the risk that this results in the Government falling could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

Continued ambiguity relating to the UK’s withdrawal from the EU, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operations, financial condition and prospects.

56	Santander UK plc

> Risk factors

Impact of resegmentation on 2018 Annual Report

As disclosed in Note 2 in the Condensed Consolidated Interim Financial Statements, in the first half of 2019, one change was made to the Santander UK group’s segment reporting structure that impacted the published segmental disclosures in the 2018 Annual Report as filed with the SEC on Form 20-F on 11 March 2019. The segmental basis of presentation was changed, and the prior period restated, to report our short term markets business in Corporate Centre rather than in Corporate & Investment Banking. This reflects the run down or transfer to Banco Santander London Branch of the prohibited part of the business in 2018, as part of the transition to our ring-fenced model, with the remaining permitted business forming part of our liquidity risk management function.

The effects of this change on the segment disclosures for the years ended 31 December 2018, 2017 and 2016 were as follows. In view of the small size of the changes, the financial statements for the years ended 31 December 2018, 2017 and 2016 included in the 2018 Annual Report have not been revised. Santander UK expects to provide financial information for the years ended 31 December 2018 and 2017 reflecting these changes in its Annual Report for the year ended 31 December 2019.

Quantitative impact of segment changes on the years ended 31 December 2018, 2017 and 2016

		Corporate &	Corporate &

	Retail	Commercial	Investment	Corporate

	Banking	Banking	Banking	Centre	Total

2018	£m	£m	£m	£m	£m
Profit/(loss) before tax:
- as originally published	1,481	190	57	(183)	1,545
- after the effect of the changes	1,481	190	(20)	(106)	1,545
(Decrease)/increase	–	–	(77)	77	–

2017
Profit/(loss) before tax:
- as originally published	1,651	174	(51)	43	1,817
- after the effect of the changes	1,651	174	(149)	141	1,817
(Decrease)/increase	–	–	(98)	98	–

2016
Profit/(loss) before tax:
- as originally published	1,532	186	72	127	1,917
- after the effect of the changes	1,532	186	(10)	209	1,917
(Decrease)/increase	–	–	(82)	82	–

Santander UK plc	57

EXHIBIT INDEX

Exhibits

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*

In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 16 August 2019	By / s / Gavin White
(Authorised Signatory)